


ENSCO

ANNUAL REPORT 2001

ENSCO INTERNATIONAL


INDIA
Arabian Sea
Bay of Bengal
MALDIVES




1,076.7
1,245.0
1,234.6
1,328.9
1,440.2
97
98
99
00
01

STOCKHOLDERS' EQUITY
(IN $ MILLIONS)


233.9
253.9
0.3
85.4
207.3
97
98
99
00
01

NET INCOME
(IN $ MILLIONS)


1,772.0
1,992.8
1,983.7
2,108.0
2,323.8
97
98
99
00
01

TOTAL ASSETS
(IN $ MILLIONS)

ENSCO INTERNATIONAL

ENSCO is one of the world's leading offshore oil and gas drilling contractors with a fleet of 50 offshore drilling rigs and 28 oilfield support vessels. The Company is geographically balanced with core operations in the Americas, Europe, and the Pacific Rim / Middle East. ENSCO is based in Dallas, Texas, and is publicly traded on the New York Stock Exchange under the symbol ESV.

(in millions, except per share amounts and ratios)	2001	2000	1999	1998	1997
Revenues	**$ 817.4**	$ 533.8	$ 363.7	$ 813.2	$ 815.1
EBITDA*	**441.7**	229.9	101.7	468.7	494.1
Net Income	**207.3**	85.4	0.3	253.9	233.9
Basic Earnings Per Share	**1.51**	0.62	0.0	1.82	1.66
Diluted Earnings Per Share	**1.50**	0.61	0.0	1.81	1.64
Working Capital	**312.0**	171.6	138.4	316.9	316.2
Total Assets	**2,323.8**	2,108.0	1,983.7	1,992.8	1,772.0
Long-Term Debt	**462.4**	422.2	371.2	375.5	400.8
Stockholders' Equity	**1,440.2**	1,328.9	1,234.6	1,245.0	1,076.7
Current Ratio	**3.1**	2.5	2.0	3.0	3.4
Long-Term Debt to Total Capital	**0.24**	0.24	0.23	0.23	0.27
Weighted Average Common Shares Outstanding					
Basic	**136.9**	137.6	136.5	139.6	141.0
Diluted	**137.9**	139.3	137.7	140.6	142.9

* *Earnings Before Interest, Taxes, Depreciation and Amortization.*

YOUR COMPANY CONTINUES TO MAKE GREAT STRIDES. ENSCO'S REVENUE IN 2001 WAS $817 MILLION, SLIGHTLY ABOVE OUR PREVIOUS RECORD LEVEL, AND NET INCOME INCREASED TO $207 MILLION, THE THIRD HIGHEST IN COMPANY HISTORY.

TO OUR STOCKHOLDERS

This year, we celebrate our fifteenth anniversary. Much has changed since we began ENSCO in 1987. The acquisition of Penrod Drilling in 1993 and Dual Drilling in 1996 provided critical mass. Further additions to and refinement of our asset base over the years transformed ENSCO from what was originally a land-based driller, to what is today one of the world's premier offshore drilling contractors.

In our first fifteen years, demand for drilling services suffered during most of the period as the world lived off of a surplus of oil and natural gas production capacity. Turning a valve, rather than drilling a hole in the ground, was all that was required to satisfy energy demand during our formative years. This has changed. We believe the "bubble" is gone, first with regard to natural gas in this country and, ultimately, with regard to global oil.

The demise of the capacity bubble is not readily apparent today. An uncertain global economy and volatile commodity prices have diverted attention from fundamentals, and caused complacency. Despite a perceived supply bubble, sustaining and ultimately increasing production capacity to meet future growth in hydrocarbon demand looms as a significant challenge. Most of the world's great oil fields are now in decline, and new fields deplete more rapidly than larger, older fields. There is no quick fix. Significant investment, and time, will be required to sustain and enhance production capacity. Yet today, new investment is often "just-in-time" in response to spikes in commodity prices or contractual commitments. Such an approach does little to address long-term supply concerns. As world economies improve and the energy picture comes into focus, we believe that the importance of finding and developing hydrocarbons to satisfy the world's appetite for energy will become apparent, and urgent.

Your Company continues to make great strides. ENSCO's revenue in 2001 was $817 million, slightly above our record revenue in 1997, and net income increased to $207 million, the third highest in Company history. Our financial results improved significantly in 2001 as compared to 2000, primarily as the result of stronger performance in Europe, the Pacific Rim, and the Middle East.

These results were accomplished despite ever-increasing volatility in our business. In early 2001, high natural gas prices sparked natural gas drilling in the U.S. Today, natural gas prices are a quarter of what they were in early 2001, and drilling activity in the Gulf of Mexico has waned. By contrast, international markets that lagged a year ago have now over-





TO OUR STOCKHOLDERS

ENSCO IS CONTINUING TO EVOLVE INTERNATIONALLY. IN 2002, OUR 38-RIG JACKUP FLEET WILL BE GEOGRAPHICALLY BALANCED, WITH AN EQUAL NUMBER OF RIGS COMMITTED TO DOMESTIC AND INTERNATIONAL JURISDICTIONS.


ENSCO-72

ENSCO'S FINANCIAL

taken the Gulf of Mexico as many major international and national oil companies increased spending after years of modest drilling commitments.

ENSCO'S JACKUP REVENUES 2000-2001



100%
80%
60%
40%
20%
0%
DOMESTIC
INTERNATIONAL
1H '00
2H '00
1H '01
2H '01

Despite such dramatic swings in our business, we made progress on several fronts over the course of the year. Our first deepwater semisubmersible rig, the ENSCO 7500, completed its first year of operation under a long-term contract in the Gulf of Mexico. The $200 million rig cost was significantly less than that of other comparable new deepwater rigs. The successful performance of the rig reaffirmed our commitment to deliver cost-effective drilling solutions to our customers.

We continue to evolve internationally. In late 2001 and early 2002, we mobilized three of our jackup rigs from the Gulf of Mexico to the Pacific Rim and the Middle East in response to opportunities in those regions. Progress continues on the ENSCO 102, a harsh-environment jackup rig now under construction in Singapore. The Company owns a 25% interest and holds a fixed-price option for the remainder. ENSCO 102 is scheduled for delivery in the second quarter of 2002. With the reassignment of three rigs to international waters and the addition of the ENSCO 102, our 38-rig jackup fleet will be geographically balanced, with an equal number committed to domestic and international jurisdictions.

In the mid-nineties, we began a program to enhance the capability of our jackup rig fleet, both in terms of drilling performance and environmental safety considerations. When this program is completed over the next three years, we will have invested close to $1 billion in enhancement of our asset base, all funded from internally generated cash flow. These upgrades enable ENSCO to safely and efficiently meet our

POSITION REMAINS STRONG

customers' requirements for deeper and more difficult drilling applications. We also are enhancing our marine fleet by extending our standard supply boats to make them larger, more capable supply vessels. Four vessels have already been upgraded, and two additional boats will be enhanced in 2002.

We continue to refine ENSCO's management systems and controls. We are building an organization that is accountable at all levels for improvements in safety, environmental, operational, and financial performance. As part of this initiative, we have established the Office of the President and Chief Operating Officer. The three senior executives who comprise this office, William S. Chadwick, Jr., C. Christopher Gaut, and P. Jeff Saile, have been with ENSCO since our inception. In their new capacity, they will be accountable for the Company's worldwide operations, and will report to the Chief Executive Officer. We believe the steps that we are taking, in terms of refining our management systems and developing our people, will enable us to elevate performance to an even higher level.

ENSCO's financial position remains strong. We ended 2001 with $310 million in cash and short-term investments, and a long-term debt to total capitalization ratio of 24%, only 10% net of cash. All of ENSCO's debt is fixed-rate, at an average cost of less than 7% per annum. With very little amortizing debt, most of our cash flow will be available to address growth, asset enhancement, and stock-repurchase opportunities. In 2001, we invested $145 million in our asset base and repurchased $84 million of ENSCO stock at an average cost of $19.37 per share. Our financial strength gives us the flexibility to respond to attractive investment alternatives as and when they become available.

As we celebrate ENSCO's fifteen-year anniversary, our people are to be commended for what we have accomplished, and will be challenged by what is to come. Our commitment remains as it was when we began – to provide the drilling and marine asset base and related services required to explore and develop hydrocarbons under the oceans of the world, in a safe, cost-efficient, and environmentally friendly manner. We believe this strategy will best differentiate our Company, and will continue to reward our stockholders in the years ahead.

Carl F. Thorne

Carl F. Thorne
Chairman and Chief Executive Officer
March 1, 2002

GROWTH IN U.S. GAS SUPPLY MUST COME FROM DEEPER DRILLING AND DEEPER WATER, AND ENSCO IS INVESTING SIGNIFICANTLY TO ADDRESS THESE TRENDS.

Natural gas is moving to center stage in the world energy scene. In the following sections of our report, we review the three broad geographic areas in which ENSCO operates – the Americas, Europe, and the Pacific Rim / Middle East – with particular emphasis on emerging markets for natural gas.

Many of the world's great oil and gas fields were discovered long ago, and are now in their twilight years. Significant investment is required just to offset declining production. This is certainly the case in North America. Oil production in the United States peaked in 1970, and is now in steady decline. As a result, oil is increasingly sourced from outside North America, and the reliance on imports from OPEC continues to grow.

By contrast, natural gas is predominantly supplied to the domestic market from within North America. In the United States, natural gas is evolving as an environmentally friendly source of energy to meet the demands of electric power generation and the anticipated resumption of industrial growth. As natural gas continues to capture a larger share of the energy market in the United States, supply is expected to become even more critical. Today, the Gulf of Mexico provides approximately 25% of this Country's natural gas supply, and much of this supply in the near to intermediate term will come from the Gulf of Mexico shelf, where ENSCO has 19 jackup rigs and 28 oilfield support vessels. Gas production from the shelf continues to deplete, as most new fields are small and reach their half-life in just 12 to 18 months. We believe that drilling activity on the shelf will have to remain high just to stay even with current gas production levels.

Growth in gas supply must come from deeper drilling and deeper water, and ENSCO is investing significantly to address these trends. The deepwater semisubmersible ENSCO 7500 provides operators a cost-effective solution to ultra-deepwater drilling. Our program to enhance the capability of our Gulf of Mexico jackup fleet is specifically targeted at drilling deeper, more difficult wells. Installation of higher-capacity hoisting equipment and mud systems, state-of-the-art top drives, and enhanced safety and environmental control systems is well underway.

In Latin America, countries such as Venezuela are dependent on oil exports to generate hard-currency earnings. Such income is vital to maintaining social programs and political stability. In Venezuela, where ENSCO owns and operates seven barge drilling rigs, activity has slowed as the government has diverted capital from the energy sector to fund social programs. With depletion rates running as high as 25% to 30%, we believe that sustaining production capacity in Venezuela will become increasingly difficult.





THE AMERICAS

THE GULF OF MEXICO PROVIDES APPROXIMATELY 25% OF U.S. NATURAL GAS SUPPLY, AND MUCH OF THIS SUPPLY IN THE NEAR TO INTERMEDIATE TERM WILL COME FROM THE GULF OF MEXICO CONTINENTAL SHELF, WHERE ENSCO HAS 19 JACKUP RIGS AND 28 OILFIELD SUPPORT VESSELS.







EUROPE

NORTH SEA EXPLORATION AND DEVELOPMENT EXPENDITURES WILL SHOW AN INCREASE IN THREE YEARS [illegible] HIGH DECLINE RATES ON MANY OF THE FIELDS ARE TO BE OFF- [illegible] A STRONG PRESENCE IN THE REGION WITH EIGHT JACKUP RIGS COMMITTED TO THIS AREA.



DUE TO HARSH OPERATING CONDITIONS AND STRINGENT REGULATORY STANDARDS, THE NORTH SEA IS A PROTECTED MARKET, AS ONLY THE MOST CAPABLE DRILLING RIGS ARE CERTIFIED TO WORK IN THE REGION.

The North Sea is the third most prolific non-OPEC oil producing region, behind North America and the former Soviet Union. Since many of the great North Sea fields were discovered over 30 years ago and are now in decline, sustaining production is becoming increasingly difficult. By way of example, Britain's oil production peaked in 1999, and has since declined for two successive years. North Sea exploration and development expenditures will have to increase in future years if double-digit decline rates on many older fields are to be offset. The U.K. government continues to explore ways to encourage development of existing fields while also promoting exploration of new acreage.

Today, the North Sea jackup market is balanced, with virtually all available rigs committed. Due to harsh operating conditions and stringent regulatory standards, the North Sea is a protected market, as only the most capable drilling rigs are certified to work in the region. ENSCO has one of the largest premium jackup fleets in the North Sea, with eight jackup rigs committed to this area. We have a favorable work backlog, with over half of our North Sea rigs already committed for the balance of 2002.

Although still in formative stages, the demand for natural gas is increasing throughout the region. Britain is currently self-sufficient in natural gas, but soon will become a net importer as consumption overtakes supply. ENSCO has two jackup rigs active in the U.K. southern gas basin, and recently has had as many as two rigs committed to another gas basin in the Dutch sector.

In recent years, drilling activity has increased in the Danish sector of the North Sea. ENSCO has two jackup rigs contracted to a subsidiary of the Danish national oil company. A third rig is committed to another operator in the Danish sector.

Although a mature province, the North Sea is a critical source of hydrocarbon supply to countries in the region, and a high level of drilling activity will be necessary to sustain production capacity in years to come.

ENSCO HAS EXPANDED ITS PRESENCE IN THE PACIFIC RIM AND THE MIDDLE EAST BY RECENTLY MOBILIZING TWO JACKUP RIGS TO SINGAPORE AND A THIRD TO QATAR.

ENSCO's third major geographic market is the Pacific Rim and the Middle East, which we designate as our Asia Pacific business unit. Increasingly, major international and national oil companies are looking to the Pacific Rim and the Middle East for growth. Vast reserves in the region offer an economically attractive means to expand production. Projects take years to plan and develop, and often employ equipment and services for extended periods of time. This is a domain of major international and national oil companies that have the resources to undertake such substantial multi-year commitments.

The Pacific Rim is one of the fastest-growing natural gas markets in the world, and is the third largest gas market behind the United States and Europe. The area is expected to yield significant gas production, with recent discoveries estimated to produce over 40 years. The region offers potential for increased drilling activity as additional fields are developed. Indonesia, Malaysia, and Australia, all areas where ENSCO is active, lead the region in gas reserves and production.

With almost a third of the world's daily oil production, the Middle East remains the most prolific oil producing region in the world, and holds the second largest natural gas reserves behind the former Soviet Union. Qatar, by way of example, is making major investments in infrastructure to export liquefied natural gas to India, Europe, and other areas. ENSCO now has three jackup rigs working in the Middle East, having recently mobilized a third rig to Qatar to begin a multi-year gas development project.

In response to increased drilling activity in recent years, the industry has mobilized additional jackup rigs to the Pacific Rim and the Middle East. ENSCO has expanded its Asia Pacific presence by recently mobilizing two jackup rigs to Singapore and a third, as previously noted, to the Middle East. With the addition of these three rigs, the Company now has 10 jackup rigs committed to this jurisdiction, and an additional rig under construction in Singapore. As a result, ENSCO is well positioned to participate in what is expected to be a growing market.





PACIFIC RIM / MIDDLE EAST



INCREASINGLY, MAJOR INTERNATIONAL AND NATIONAL OIL COMPANIES ARE LOOKING TO THE PACIFIC RIM AND THE MIDDLE EAST FOR GROWTH. THE COMPANY NOW HAS 10 JACKUP RIGS COMMITTED TO THIS REGION, AND AN ADDITIONAL RIG UNDER CONSTRUCTION IN SINGAPORE.


MACEDONIA
Hudson
Gulf of Mexico
DOMINICAN REP.
HAITI
Caribbean Sea
EL SALVADOR
120
105
90
75°

OPERATIONS AND FINANCIAL INFORMATION

JACKUP RIGS

Rig Name	Year Built/ Rebuilt	Rig Make	Maximum Water Depth/Drilling Depth	Current Location	Customer as of 2/15/02
North America					
ENSCO 55	1981/1997	FG-780II-C	300'/25,000'	Gulf of Mexico	ADTI
ENSCO 60	1981/1997	Lev-111-C	300'/25,000'	Gulf of Mexico	Bois d'Arc
ENSCO 64	1973/2002	MLT-53-S	350'/30,000'	Gulf of Mexico	Committed(1)
ENSCO 67	1976/1996	MLT-84-S	400'/30,000'	Gulf of Mexico	Hunt Oil
ENSCO 68	1976	MLT-84-S	350'/30,000'	Gulf of Mexico	J. M. Huber(2)
ENSCO 69	1976/1995	MLT-84-S	400'/25,000'	Gulf of Mexico	Walter Oil
ENSCO 81	1979	MLT-116-C	350'/25,000'	Gulf of Mexico	ExxonMobil
ENSCO 82	1979	MLT-116-C	300'/25,000'	Gulf of Mexico	BP
ENSCO 83	1979	MLT-82 SD-C	250'/25,000'	Gulf of Mexico	AEDC
ENSCO 84	1981	MLT-82 SD-C	250'/25,000'	Gulf of Mexico	Apache Energy
ENSCO 86	1981	MLT-82 SD-C	250'/30,000'	Gulf of Mexico	ExxonMobil
ENSCO 87	1982	MLT-116-C	350'/25,000'	Gulf of Mexico	Unocal(3)
ENSCO 88	1982	MLT-82 SD-C	250'/25,000'	Gulf of Mexico	Dominion
ENSCO 89	1982	MLT-82 SD-C	250'/25,000'	Gulf of Mexico	ExxonMobil
ENSCO 90	1982	MLT-82 SD-C	250'/25,000'	Gulf of Mexico	Dunhill
ENSCO 93	1982	MLT-82 SD-C	250'/25,000'	Gulf of Mexico	BP
ENSCO 95	1981	Hitachi-250-C	250'/25,000'	Gulf of Mexico	ChevronTexaco
ENSCO 98	1977	MLT-82 SD-C	250'/25,000'	Gulf of Mexico	LLOG Exploration
ENSCO 99	1985	MLT-82 SD-C	250'/30,000'	Gulf of Mexico	ExxonMobil
Europe					
ENSCO 70	1981/1996	Hitachi-300-C NS	250'/30,000'	Denmark	DONG
ENSCO 71	1982/1995	Hitachi-300-C NS	225'/25,000'	Denmark	Maersk
ENSCO 72	1981/1996	Hitachi-300-C NS	225'/25,000'	The Netherlands	Conoco(4)
ENSCO 80	1978/1995	MLT-116-CE	225'/30,000'	United Kingdom	Available(5)
ENSCO 85	1981/1995	MLT-116-C	225'/25,000'	The Netherlands	HRL(6)
ENSCO 92	1982/1996	MLT-116-C	225'/25,000'	United Kingdom	Conoco
ENSCO 100	1987/2000	MLT-150-88-C	325'/30,000'	The Netherlands	Available(5)
ENSCO 101	2000	KFELS-MOD V	400'/30,000'	Denmark	DONG
Asia Pacific					
ENSCO 50	1983/1998	FG-780II-C	300'/25,000'	Indonesia	BP
ENSCO 51	1981	FG-780II-C	300'/25,000'	Singapore	Mobilization(7)
ENSCO 52	1983/1997	FG-780II-C	300'/25,000'	Malaysia	Petronas
ENSCO 53	1982/1998	FG-780II-C	300'/25,000'	Thailand	Unocal
ENSCO 54	1982/1997	FG-780II-C	300'/25,000'	Singapore	Mobilization(7)
ENSCO 56	1982/1997	FG-780II-C	300'/25,000'	Australia	Apache Energy
ENSCO 57	1982/1997	FG-780II-C	300'/25,000'	Thailand	Unocal
ENSCO 94	1981/2001	Hitachi-250-C	250'/25,000'	Qatar	Ras Laffan
ENSCO 96	1982/1997	Hitachi-250-C	250'/25,000'	Qatar	Occidental Petroleum
ENSCO 97	1980/1997	MLT-82 SD-C	250'/25,000'	Qatar	Maersk

SEMISUBMERSIBLE RIG

Rig Name	Year Built	Rig Type	Maximum Water Depth/Drilling Depth	Current Location	Customer as of 2/15/02
ENSCO 7500	2000	Dynamically Positioned	8,000'/30,000'	Gulf of Mexico	Burlington

BARGE RIGS

Rig Name	Year Built	Maximum Drilling Depth	Current Location	Customer as of 2/15/02
ENSCO I	1999	30,000'	Venezuela	Available(5)
ENSCO II	1999	30,000'	Venezuela	ChevronTexaco
ENSCO III	1999	30,000'	Venezuela	Available(5)
ENSCO XI	1994	25,000'	Venezuela	Available(5)
ENSCO XII	1994	25,000'	Trinidad and Tobago	Available(5)
ENSCO XIV	1994	25,000'	Venezuela	Stacked(5)
ENSCO XV	1994	25,000'	Venezuela	Stacked(5)

PLATFORM RIGS

Rig Name	Year Built/ Rebuilt	Maximum Drilling Depth	Current Location	Customer as of 2/15/02
ENSCO 23	1980/1998	25,000'	Gulf of Mexico	Available(5)
ENSCO 24	1980/1998	25,000'	Gulf of Mexico	Available(5)
ENSCO 25	1980/1998	30,000'	Gulf of Mexico	ChevronTexaco
ENSCO 26	1982/1999	30,000'	Gulf of Mexico	ExxonMobil
ENSCO 29	1981/1997	30,000'	Gulf of Mexico	W&T Offshore(8)

MARINE FLEET

Vessel Type	No. of Vessels	Year Built	Horsepower	Length	Current Location
AHTS(9)	5	1975-1983	5,800-12,000	195'-230'	Gulf of Mexico
Supply	23	1977-1985	1,800-3,500	166'-230'	Gulf of Mexico

(1) The ENSCO 64 was in the shipyard on February 15, 2002, but is committed to El Paso Production and is scheduled to commence drilling operations prior to March 1, 2002 under a contract executed on February 19, 2002.
(2) The ENSCO 68 was idle on February 15, 2002, but has secured a contract with J.M. Huber and is scheduled to commence drilling operations prior to March 1, 2002.
(3) The ENSCO 87 was idle on February 15, 2002, but has secured a contract with Unocal and is scheduled to commence drilling operations prior to March 1, 2002.
(4) The ENSCO 72 was in the shipyard on February 15, 2002, but has secured a contract with Conoco and is scheduled to commence drilling operations in April 2002.
(5) Rigs classified as available are being actively marketed and can commence work on short notice. Stacked rigs do not have operating crews immediately available and may require some recommissioning before commencing operations.
(6) The ENSCO 85 was in the shipyard on February 15, 2002, but has secured a contract with HRL and is scheduled to commence drilling operations in June 2002.
(7) The ENSCO 51 and ENSCO 54 departed the Gulf of Mexico in January 2002 and are en route to Singapore, where they will enter a shipyard. The ENSCO 51, which sustained extensive damage from a natural gas well fire in March 2001, and which was fully insured with respect to such damage, will undergo repairs and enhancements and is expected to return to service in the fourth quarter of 2002. The ENSCO 54 will undergo minor enhancements and is expected to be available in the second quarter of 2002.
(8) The ENSCO 29 was idle on February 15, 2002, but has secured a contract with W & T Offshore and is scheduled to commence drilling operations in March 2002.
(9) Anchor handling tug supply vessels.

	2001	2000	1999	1998	1997
Offshore Drilling Rig Utilization and Day Rates					
Utilization:					
Jackup rigs					
North America	**82%**	99%	93%	93%	96%
Europe	**88%**	59%	48%	97%	100%
Asia Pacific	**96%**	73%	46%	61%	79%
Total jackup rigs	**86%**	86%	75%	88%	93%
Semisubmersible rig – North America[1]	**92%**	77%	–	–	–
Barge rigs – South America	**34%**	33%	31%	100%	100%
Platform rigs	**56%**	57%	51%	89%	63%
Total	**74%**	73%	65%	90%	90%
Average day rates:					
Jackup rigs					
North America	**$ 46,751**	$ 34,839	$18,400	$43,473	$46,530
Europe	**65,172**	38,560	51,266	95,307	79,548
Asia Pacific	**42,313**	37,548	41,217	49,328	39,363
Total jackup rigs	**49,942**	35,816	24,286	54,242	51,438
Semisubmersible rig – North America[1]	**180,146**	173,905	–	–	–
Barge rigs – South America	**42,553**	39,897	35,113	22,069	22,628
Platform rigs	**27,299**	24,369	23,204	25,534	19,148
Total	**$ 50,371**	$ 35,303	$24,945	$45,112	$42,838
Marine Fleet Utilization and Day Rates					
Utilization:					
AHTS[2]	**67%**	55%	65%	67%	83%
Supply	**83%**	72%	74%	87%	91%
Mini-supply[3]	**–**	13%	25%	73%	95%
Total	**80%**	65%	62%	81%	91%
Average day rates:					
AHTS[2]	**$ 12,456**	$ 13,325	$13,600	$15,870	$13,380
Supply	**7,121**	3,960	2,774	6,917	7,789
Mini-supply[3]	**–**	1,889	2,019	4,041	3,997
Total	**$ 7,921**	$ 5,271	$ 4,394	$ 7,308	$ 7,687

(1) The ENSCO 7500, the Company's deepwater semisubmersible rig, commenced drilling operations in December 2000.
(2) Anchor handling tug supply vessels.
(3) The Company sold two mini-supply vessels in the fourth quarter of 1999 and sold its remaining six mini-supply vessels during 2000.

BUSINESS ENVIRONMENT

ENSCO International Incorporated ("ENSCO" or the "Company") is one of the leading international providers of offshore drilling and marine transportation services to the oil and gas industry. The Company's operations are concentrated in the geographic regions of North America, Europe, Asia Pacific and South America.

Demand for the Company's services is significantly affected by worldwide expenditures for oil and gas drilling. Expenditures for oil and gas drilling may fluctuate substantially from year to year and from region to region. Such fluctuations result from many factors, including demand for oil and gas, world economic conditions, the legislative environment in the U.S. and other major countries, production levels and other activities of OPEC and other oil and gas producers, and the impact that these and other events have on the current and expected future pricing of oil and natural gas.

Industry conditions were adversely impacted during 1999 as a result of curtailed or deferred exploration and development spending by oil companies. Due primarily to cutbacks in oil production by OPEC and to a more favorable outlook for worldwide oil demand, oil prices increased during 1999 and 2000. U.S. natural gas prices also increased significantly during 2000. Higher oil prices and the strong U.S. natural gas market resulted in exploration and development spending increases and improved demand for offshore drilling rigs in 2000, particularly in domestic markets, which experienced improved utilization and significant increases in day rates.

U.S. natural gas prices declined during 2001 and oil and gas companies reduced Gulf of Mexico exploration and development spending during the second half of 2001. As a result, demand for drilling rigs declined and beginning in the third quarter of 2001, utilization and day rates for Gulf of Mexico jackup rigs began to decrease. Offshore drilling activity in most international markets increased during 2001 as a result of the higher oil prices and increased exploration and development spending by the international oil companies. International market day rates for jackup rigs strengthened during 2001, particularly in Europe and Asia Pacific.

The Company does not expect the current conditions and activity levels in domestic markets to improve during the first and second quarters of 2002. Provided oil prices do not decline materially from current levels, the Company expects day rates and utilization for international jackup rigs to remain relatively stable throughout the remainder of 2002.

RESULTS OF OPERATIONS

The Company's 2001 results reflect a continued improvement in industry conditions from those experienced during 2000. In 2001, the Company experienced improved operating results from both its marine transportation and contract drilling segments, including both domestic and international regions of its contract drilling segment. The improvement in operating results is primarily attributable to increased day rates and the contributions of the recently constructed ENSCO 7500 and ENSCO 101, which commenced drilling operations in December 2000 and April 2001, respectively.

The Company's 2000 results reflected a significant improvement in industry conditions from those experienced during 1999. The Company's average day rates and utilization in 2000 were substantially higher than those achieved in 1999. The following table highlights the Company's consolidated operating results for each of the three years in the period ended December 31, 2001 (in millions):

	2001	2000	1999
OPERATING RESULTS			
Revenues	**$817.4**	$533.8	$363.7
Operating expenses, excluding D & A	**375.7**	303.9	262.0
Depreciation and amortization (D & A)	**124.4**	98.7	98.2
Operating income	**317.3**	131.2	3.5
Other income (expense), net	**(25.4)**	(6.0)	1.7
Provision for income taxes	**84.6**	39.8	3.5
Minority interest	**–**	–	1.4
Net income	**$207.3**	$ 85.4	$ .3

The following is an analysis of the Company's revenues and operating margin for each of the three years in the period ended December 31, 2001 (in millions):

	2001	2000	1999
REVENUES			
Contract drilling			
Jackup rigs			
North America	**$307.8**	$277.4	$136.4
Europe	**166.5**	63.9	60.5
Asia Pacific	**104.4**	72.7	49.0
Total jackup rigs	**578.7**	414.0	245.9
Semisubmersible rig –			
North America	**60.1**	3.5	–
Barge rigs – South America	**78.0**	44.9	52.1
Platform rigs	**35.9**	33.7	29.6
Total contract drilling	**752.7**	496.1	327.6
Marine transportation			
AHTS[1]	**15.2**	13.6	17.4
Supply	**49.5**	23.9	17.3
Mini-supply	**–**	.2	1.4
Total marine transportation	**64.7**	37.7	36.1
Total	**$817.4**	$533.8	$363.7
OPERATING MARGIN[2]			
Contract drilling			
Jackup rigs			
North America	**$181.1**	$154.7	$ 28.7
Europe	**96.5**	16.8	26.7
Asia Pacific	**54.1**	28.5	16.1
Total jackup rigs	**331.7**	200.0	71.5
Semisubmersible rig –			
North America	**42.1**	2.6	–
Barge rigs – South America	**47.5**	20.3	25.0
Platform rigs	**10.9**	11.7	12.6
Total contract drilling	**432.2**	234.6	109.1
Marine transportation			
AHTS[1]	**5.5**	4.4	6.6
Supply	**20.8**	4.4	(1.9)
Mini-supply	**–**	(.2)	(.9)
Total marine transportation	**26.3**	8.6	3.8
Total	**$458.5**	$243.2	$112.9

(1) Anchor handling tug supply vessels.
(2) Defined as operating revenues less operating expenses, exclusive of depreciation and amortization and general and administrative expenses.

Discussions relative to each of the Company's operating segments and geographic operations are set forth below.

Contract Drilling. The following is an analysis of the geographic locations of the Company's offshore drilling rigs at December 31, 2001, 2000 and 1999.

	2001	2000	1999
Jackup rigs:			
North America[1]	**21**	22	22
Europe[2]	**8**	8	7
Asia Pacific[1]	**8**	7	7
Total jackup rigs	**37**	37	36
Semisubmersible rig –			
North America[3]	**1**	1	–
Barge rigs – South America[4]	**7**	9	9
Platform rigs[5]	**5**	7	7
Total	**50**	54	52

(1) In December 2001, the Company mobilized a jackup rig from the Gulf of Mexico to perform a long-term contract offshore Qatar. At December 31, 2001, the rig was en route and it commenced drilling operations in February 2002.
(2) The Company completed construction of the ENSCO 101, a harsh environment jackup rig, in February 2000. After mobilization to the North Sea, the rig sustained leg damage while moving onto a drilling location in August 2000. After undergoing leg repairs and leg enhancement, the rig commenced drilling operations in April 2001.
(3) The ENSCO 7500, the Company's recently constructed deepwater semisubmersible rig, commenced drilling operations in December 2000.
(4) The Company completed construction of three barge rigs that commenced operations during the first and second quarters of 1999. In December 2001, the Company removed the two oldest, least capable barge rigs in its fleet from service. The Company expects to sell the two rigs during 2002.
(5) In September 2001, the Company retired two platform rigs.

In 2001, revenues for the Company's contract drilling segment increased by $256.6 million, or 52%, and operating margin increased by $197.6 million, or 84%, from 2000. These increases are primarily attributable to higher average day rates for the Company's jackup rig fleet, which increased 39% from the prior year. The increase is also attributable to the impact of operating the ENSCO 7500 and ENSCO 101, the Company's recently constructed semisubmersible and harsh environment jackup rigs that commenced drilling operations in December 2000 and April 2001, respectively. In addition, the Company received $28.8 million in 2001 from the early termination of two long-term contracts for two of the Company's barge rigs in South America. Operating expenses for the contract drilling segment increased by $59.0 million, or 23%, from the prior year due primarily to the operations of the ENSCO 7500 and ENSCO 101, higher personnel costs and $6.3 million of nonrecurring reductions in operating expenses during 2000 in connection with the favorable resolution of personnel tax liabilities and personal injury claims and related disputes with insurance carriers.

In 2000, revenues for the contract drilling segment increased by $168.5 million, or 51%, and operating margin increased by $125.5 million, or 115%, from 1999. The increases in revenues and operating margin are primarily attributable to a substantial increase in the average day rates of the Company's jackup rigs located in North America and an increase in the utilization of the Company's overall drilling rig fleet, to 73% in 2000 from 65% in 1999. Operating expenses for the contract drilling segment increased by $43.0 million, or 20%, from the prior year due primarily to increased utilization and increases in performance-based compensation and benefits. The operating margin also improved, and operating expenses decreased, as a result of $6.3 million in nonrecurring reductions in operating expenses during 2000 in connection with the favorable resolution of personnel tax liabilities and personal injury claims and related disputes with insurance carriers.

North America Jackup Rigs

In 2001, revenues for the Company's North America jackup rigs increased by $30.4 million, or 11%, and the operating margin increased by $26.4 million, or 17%, from 2000. The increases in revenues and operating margin are primarily attributable to a 34% increase in average day rates. Operating expenses increased by $4.0 million, or 3%, from 2000 due primarily to an increase in personnel costs.

In 2000, revenues for the North America jackup rigs increased by $141.0 million, or 103%, and operating margin increased by $126.0 million, or 439%, as compared to 1999. The increases in revenues and operating margin are due primarily to an 89% increase in average day rates and an increase in utilization to 99% in 2000 from 93% in 1999. Operating expenses increased $15.0 million, or 14%, from the prior year due primarily to increased utilization.

Europe Jackup Rigs

The Company's Europe jackup rig fleet includes two international class, harsh environment jackup rigs, the ENSCO 100 and the ENSCO 101. Since its acquisition in December 1997 through October 1999, the ENSCO 100 operated as a water injection unit for a production installation under a long-term bareboat charter contract with the seller. From November 1999 through November 2000, the ENSCO 100 was in the shipyard undergoing conversion from a water injection unit to a conventional drilling unit. The ENSCO 100 commenced drilling operations in December 2000. Construction of the ENSCO 101 began during 1998 in Singapore and was completed in February 2000. After mobilization to the North Sea and completion of final preparations for drilling operations, the ENSCO 101 sustained leg damage while moving onto a drilling location in August 2000. The ENSCO 101 subsequently underwent leg repairs and leg enhancement and commenced drilling operations in April 2001.

In 2001, revenues for the Europe jackup rigs increased by $102.6 million, or 161%, and the operating margin increased by $79.7 million, or 474%, as compared to 2000. The increase in revenues and operating margin is primarily attributable to a 69% increase in average day rates and to an increase in utilization to 88% in 2001 from 59% in 2000. Operating expenses increased by $22.9 million, or 49%, from the prior year due primarily to higher utilization.

In 2000, revenues for the Europe jackup rigs increased by $3.4 million, or 6%, while operating margin decreased by $9.9 million, or 37%, as compared to 1999. The increase in revenues is due primarily to an increase in utilization to 59% in 2000 from 48% in 1999, offset in part by a 25% decline in average day rates in 2000. The decrease in operating margin is attributable to the ENSCO 100 and ENSCO 101. The ENSCO 100 was in the shipyard during the majority of 2000 compared to operating under a bareboat charter during the majority of 1999. The ENSCO 101 also was in the shipyard after incurring leg damage in August 2000. Operating expenses increased $13.3 million, or 39%, from the prior year due to higher utilization and the addition of the ENSCO 101 to the fleet during 2000.

Asia Pacific Jackup Rigs

In 2001, revenues for the Asia Pacific jackup rigs increased by $31.7 million, or 44%, and the operating margin increased by $25.6 million, or 90%, as compared to 2000. These increases are due primarily to a 13% increase in average day rates and to an increase in utilization to 96% in 2001 from 73% in 2000. Operating expenses increased by $6.1 million, or 14%, in 2001 due primarily to higher utilization and $3.3 million in nonrecurring reductions in operating expenses during 2000 in connection with the favorable resolution of personnel tax liabilities and personal injury claims related to disputes with insurance carriers.

In 2000, revenues for the Asia Pacific jackup rigs increased by $23.7 million, or 48%, and operating margin increased by $12.4 million, or 77%, as compared to 1999. The increases in revenues and operating margin are due primarily to an increase in utilization to 73% in 2000 from 46% in 1999. Operating expenses increased by $11.3 million, or 34%, from the prior year due primarily to higher utilization. The operating margin also improved, and operating expenses decreased, as a result of $3.3 million in nonrecurring reductions in operating expenses during 2000 in connection with the favorable resolution of personnel tax liabilities and personal injury claims and related disputes with insurance carriers.

North America Semisubmersible Rig

The Company completed construction of the ENSCO 7500, a dynamically positioned deepwater semisubmersible rig, in the fourth quarter of 2000. The rig completed sea trials and commenced drilling operations in the Gulf of Mexico in December 2000 under an approximate $190 million, three-year contract.

In 2001, ENSCO 7500 earned $60.1 million of revenue and contributed $42.1 million to the Company's operating margin while receiving an average day rate of approximately $180,000.

South America Barge Rigs

In September and November of 2001, a customer elected to terminate two long-term contracts after approximately half of the respective five-year contract terms had been completed. The terminations resulted from the customer's disappointing oil production rates from the reservoir and the ensuing reduction in their drilling plans, and were not due to any fault with the Company's drilling rigs. In connection with the two contract terminations, the Company received lump sum, early contract termination payments totaling $28.8 million, all of which was recognized as revenue during 2001. Excluding the early contract termination revenue, revenues increased by $4.3 million, or 10%, and operating margin decreased by $1.6 million, or 8%, from the prior year. The increase in revenues is primarily attributable to a 7% increase in average day rates, which resulted from contractual rate adjustments that compensate the Company for certain cost increases. Operating expenses increased by $5.9 million, or 24%, from the prior year, which contributed to a decrease in operating margin. The increase in operating expenses is primarily due to higher personnel costs resulting from collective contracts with the unions representing petroleum industry personnel in Venezuela and to an increase in costs associated with idle rigs.

In 2000, revenues for the South America barge rigs decreased by $7.2 million, or 14%, and operating margin decreased by $4.7 million, or 19%, as compared to 1999. The decreases in revenues and operating margin are due primarily to the receipt of $18.4 million in lump-sum, early contract termination payments in January 1999 for six barge rigs that remained idle throughout the remainder of 1999 and 2000. The impact of the early contract termination payments in the prior year was partially offset by the operating results of three newly constructed barge rigs that commenced five-year contracts in March, April and June of 1999. Operating expenses decreased by $2.5 million, or 9%, from the prior year due primarily to costs incurred in 1999 in connection with cold stacking four barge rigs and start-up costs incurred in 1999 in connection with the three newly constructed barge rigs.

Platform Rigs

In 2001, revenues for the platform rigs increased by $2.2 million, or 7%, and operating margin decreased by $800,000, or 7%, as compared to 2000. The increase in revenues is primarily due to a 12% increase in average day rates. Operating expenses increased by $3.0 million, or 14%, from the prior year primarily due to higher personnel related costs. The 2001 operating expenses also increased, and the operating margin declined, as a result of $900,000 in nonrecurring reductions in operating expenses in 2000 in connection with the favorable resolution of personal injury claims and related disputes with insurance carriers.

In 2000, revenues for the platform rigs increased by $4.1 million, or 14%, while operating margin decreased by $900,000, or 7%, as compared to 1999. The increase in revenues is primarily due to an increase in utilization to 57% in 2000 from 51% in 1999, and a 5% increase in average day rates. The decrease in operating margin is primarily attributable to a $2.0 million lump-sum, early contract termination payment in the first quarter of 1999. Operating expenses increased by $5.0 million, or 29%, from the prior year primarily due to higher utilization. The 2000 operating margin also improved, and operating expenses decreased, as a result of $900,000 in nonrecurring reductions in operating expenses in connection with the favorable resolution of personal injury claims and related disputes with insurance carriers.

Marine Transportation. At December 31, 2001, the Company had a marine transportation fleet of 28 vessels, consisting of five anchor handling tug supply ("AHTS") vessels and 23 supply vessels. The Company sold seven vessels during 2000 and two vessels during the fourth quarter of 1999 (see Note 4 to the Company's Consolidated Financial Statements). During the third quarter of 1999, the Company added a 196-foot, 6,000 horsepower AHTS vessel to its fleet. The AHTS vessel was leased by the Company until January 2001 when the Company exercised an option and purchased the vessel. All of the Company's marine transportation vessels are located in the Gulf of Mexico.

In 2001, revenues for the Company's marine transportation segment increased by $27.0 million, or 72%, and operating margin increased by $17.7 million, or 206%. These increases are primarily due to higher average day rates for supply vessels, which increased 80% from the prior year, and higher fleet utilization, which increased to 80% in 2001 from 65% in 2000. Operating expenses increased by $9.3 million, or 32%, from the prior year due primarily to increased utilization and higher personnel related costs.

In 2000, revenues for the marine transportation segment increased by $1.6 million, or 4%, and operating margin increased by $4.8 million, or 126%, as compared to 1999. The increase in revenues is due primarily to a 43% increase in average day rates for the supply vessels, offset in part by the impact of the reduced number of vessels in the Company's fleet and by a decrease in the utilization of the AHTS vessels to 55% in 2000 from 65% in 1999. The increase in operating margin is primarily due to higher average day rates for the supply vessels and a decrease in operating expenses. Operating expenses decreased by $3.2 million, or 10%, from the prior year due primarily to the reduced number of vessels in the Company's fleet.

Depreciation and Amortization. Depreciation and amortization expense in 2001 increased by $25.7 million, or 26%, as compared to 2000. The increase is primarily attributable to a $9.2 million charge in 2001 to reduce the carrying value of two barge rigs in Venezuela to net realizable value (see Note 3 to the Company's Consolidated Financial Statements). The increase also is attributable to an $8.8 million increase in depreciation expense associated with the ENSCO 101 and ENSCO 7500, which were placed in service in July 2000 and December 2000, respectively, and a $5.9 million increase in depreciation expense associated with the ENSCO 100, for which depreciation expense was suspended until November 2000 while the rig was undergoing conversion from a water injection unit to a conventional drilling unit.

Depreciation and amortization in 2000 increased by $500,000, or 1%, compared to 1999. The increase is primarily attributable to depreciation associated with the ENSCO 101, which was placed in service in July 2000, and three new barge rigs that commenced operations in March, April and June 1999. The increase was partially offset by the suspension of depreciation on the ENSCO 100 while in a shipyard from November 1999 to November 2000 undergoing conversion from a water injection unit to a conventional drilling unit.

General and Administrative. General and administrative expense in 2001 increased by $3.5 million, or 26%, as compared to 2000. The increase is primarily attributable to increases in performance-based compensation and professional fees.

General and administrative expense in 2000 increased by $2.1 million, or 19%, as compared to 1999. The increase is primarily attributable to increases in performance-based compensation, professional fees and travel expenses.

Other Income (Expense). Other income (expense) for each of the three years in the period ended December 31, 2001, is as follows (in millions):

	2001	2000	1999
Interest income	**$ 8.3**	$ 7.1	$ 13.7
Interest expense, net:			
Interest expense	**(35.0)**	(30.1)	(31.7)
Capitalized interest	**2.2**	16.7	12.4
	(32.8)	(13.4)	(19.3)
Other, net	**(.9)**	.3	7.3
	$(25.4)	$ (6.0)	$ 1.7

Interest income increased $1.2 million in 2001, as compared to 2000, due primarily to higher average invested cash balances, partially offset by a decrease in average interest rates. In 2000, interest income decreased $6.6 million, as compared to 1999, due primarily to lower average invested cash balances.

Interest expense increased $4.9 million in 2001, as compared to 2000. The increase is primarily attributable to increased average debt balances, resulting from the 15-year bonds issued in January 2001 to finance the cost of the ENSCO 7500, partially offset by a decrease in effective interest rates. In 2000, interest expense decreased $1.6 million, as compared to 1999. The decrease is attributable to lower effective interest rates resulting from the Company's redemption of the 9⅞% Senior Subordinated Notes of its wholly-owned subsidiary, Dual Holding Company, in March 2000 (see "Liquidity and Capital Resources – Financing and Capital Resources").

Capitalized interest decreased $14.5 million in 2001, as compared to 2000. The decrease is attributable to a reduction in capital invested in the ENSCO 7500 and ENSCO 101 construction projects, which were completed in 2000. In 2000, capitalized interest increased $4.3 million, as compared to 1999. The increase in 2000 is due primarily to additional investments in rig construction projects, primarily the ENSCO 7500 semisubmersible rig.

Other, net in 2001 includes a $625,000 provision for the settlement of a class action, anti-trust lawsuit (see Note 11 to the Company's Consolidated Financial Statements). Other, net in 2000 includes a net gain of $500,000 relating to the sale of seven marine vessels (see Note 4 to the Company's Consolidated Financial Statements) and a $500,000 charge in connection with the early retirement of certain debt acquired in 1996 (see Note 5 to the Company's Consolidated Financial Statements). Other, net in 1999 includes a $6.8 million gain relating to the resolution of a dispute involving the sale of four barge rigs and a $500,000 gain in connection with the sale of two marine vessels (see Note 4 to the Company's Consolidated Financial Statements).

Provision for Income Taxes. The Company recorded income tax expense of $84.6 million, $39.8 million and $3.5 million in the years ended December 31, 2001, 2000 and 1999, respectively. The $44.8 million increase in income tax provision from 2000 to 2001 is primarily due to increased profitability in 2001, partially offset by a decrease in the effective tax rate. The effective tax rate decreased to 29.0% in 2001 from 31.8% in 2000 primarily due to changes in the relative portions of the Company's earnings generated by foreign subsidiaries whose earnings are being permanently reinvested and taxed at lower rates and, to a lesser extent, to increases in certain tax credits and income not subject to tax. The $36.3 million increase in income tax provision from 1999 to 2000 is primarily due to the increased level of profitability during 2000, particularly in the Company's domestic operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations and Capital Expenditures

	Year Ended December 31,		
(in millions)	**2001**	2000	1999
Cash flow from operations	**$421.5**	$137.8	$116.2
Capital expenditures:			
New construction and acquisitions	**$ 19.6**	$162.5	$215.9
Enhancements	**95.7**	72.8	21.1
Sustaining	**29.9**	20.8	11.1
	$145.2	$256.1	$248.1

In 2001, cash flow from operations increased by $283.7 million, or 206%, as compared to 2000. The increase in cash flow from operations in 2001 is attributable to an increase in the Company's level of profitability and an increase in cash flow from working capital changes. In 2000, cash flow from operations increased by $21.6 million, or 19%, as compared to 1999. The increase in cash flow from operations in 2000 is attributable to substantially improved operating margins, partially offset by a significant reduction in cash flow from working capital changes.

The Company continues to expand the size and quality of its drilling rig and marine vessel fleets. During the last three years, the Company has invested $398.0 million in new construction and acquisitions and an additional $189.6 million upgrading and enhancing the capability and extending the service lives of its drilling rigs and marine vessels as a part of its ongoing enhancement program. During the fourth quarter of 2000, the Company entered into an agreement with a major international shipyard and, in connection therewith, acquired a 25% ownership interest in the ENSCO 102, a harsh environment jackup rig under construction. The Company will contribute $30.0 million and certain management and procurement services for its 25% interest, $15.0 million of which was paid in 2000 and $15.0 million that is scheduled to be paid in 2002. Construction of the ENSCO 102 is expected to be completed in the second quarter of 2002 and the Company has an option to acquire the remaining 75% interest in the rig at any time during the construction period or the two-year period following construction completion.

Management anticipates that capital expenditures in 2002 will total approximately $210 million, including an estimated $150 million for upgrades and enhancements and $40 million for sustaining operations. The Company may also elect to exercise its option to acquire the remaining 75% interest in the ENSCO 102 or make capital expenditures to construct or acquire additional rigs and vessels in 2002, depending on market conditions and opportunities.

Financing and Capital Resources. The Company's long-term debt, total capital and debt to capital ratios are summarized below (in millions, except percentages):

	At December 31,		
	2001	2000	1999
Long-term debt	**$ 462.4**	$ 422.2	$ 371.2
Total capital	**1,902.6**	1,751.1	1,605.8
Long-term debt to total capital	**24.3%**	24.1%	23.1%

In June 1999, the Company received a commitment from the United States Maritime Administration ("MARAD") for the guarantee of approximately $195 million of long-term debt for the construction of the ENSCO 7500, the Company's deepwater semisubmersible rig. The MARAD guarantee covers both an interim term loan during the construction period (the "Interim Construction Loan") and 15-year bonds issued upon completion of construction. The Company began borrowing under the Interim Construction Loan in March 2000 and the balance outstanding at December 31, 2000 totaled $137.3 million. On January 25, 2001, the Company issued $190.0 million of 15-year bonds and used $137.3 million of the proceeds to retire the Interim Construction Loan. Interest on the bonds is payable semiannually at a fixed rate of 6.36%. The bonds are being repaid in 30 equal semiannual installments of $6.3 million, which commenced in June 2001 and will end in December 2015.

In March 2000, the Company exercised its option to redeem all of the 9⅞% Senior Subordinated Notes due 2004 of its wholly-owned subsidiary, Dual Holding Company, at a price equal to 103.29% of the face amount, or $74.2 million, plus accrued interest.

The Company's total capital increased $151.5 million during the year ended December 31, 2001, primarily due to the profitability of the Company and the net increase in long-term debt, partially offset by the payment of $84.2 million for repurchase of the Company's common stock and $13.7 million in dividends. The Company's total capital increased $145.3 million during the year ended December 31, 2000, primarily due to the profitability of the Company, the net increase in long-term debt and $14.3 million from the issuance of common stock in connection with employee and director incentive plans, partially offset by the payment of $13.8 million in dividends.

The Company continues to maintain its $185.0 million unsecured revolving line of credit (the "Credit Agreement") with a syndicate of banks to provide additional liquidity and resources for growth. As of December 31, 2001, the Company has the full $185.0 million available for borrowings under the Credit Agreement. The Credit Agreement matures in May 2003.

Off-Balance Sheet Arrangements. The Company has no off-balance sheet arrangements and does not utilize "structured finance," "special purpose" or similar unconsolidated entities for liquidity or financing purposes.

Contractual Obligations and Commercial Commitments. The Company's significant contractual obligations as of December 31, 2001, and the periods in which such obligations are due, are as follows (in millions):

	Payments due by period				
	Total	2002	2003 and 2004	2005 and 2006	After 2006
Long-term debt	$477.3	$12.7	$25.3	$25.3	$414.0
Operating leases	12.9	3.9	3.3	3.2	2.5
Other contractual obligation*	15.0	15.0	–	–	–
Total contractual cash obligations	$505.2	$31.6	$28.6	$28.5	$416.5

**The Company is scheduled to make a $15.0 million payment in the second quarter of 2002 that will complete its contractual obligation for the Company's acquisition of a 25% ownership interest in the ENSCO 102.*

The Company has no significant commercial commitments.

Liquidity. The Company's liquidity position is summarized in the table below (in millions, except ratios):

	At December 31,		
	2001	2000	1999
Cash and short-term investments	**$310.4**	$106.6	$165.3
Working capital	**312.0**	171.6	138.4
Current ratio	**3.1**	2.5	2.0

At December 31, 2001, the Company had $278.8 million of cash and cash equivalents, $31.6 million of short-term investments and $23.0 million of long-term investments, as well as $185.0 million available for borrowing under its Credit Agreement. Management expects to fund the Company's short-term liquidity needs, including $226.6 million in contractual obligations and anticipated capital expenditure during 2002, as well as any working capital requirements, from its cash and cash equivalents, short-term investments and operating cash flow.

Management expects to fund the Company's long-term liquidity needs, including contractual obligations and anticipated capital expenditures, from its cash and cash equivalents, investments, operating cash flow and, if necessary, funds drawn under its Credit Agreement or other future financing arrangements.

The Company has historically funded the majority of its liquidity from operating cash flow. While future operating cash flow cannot be accurately predicted, management believes its long-term liquidity will continue to be funded primarily by operating cash flow.

MARKET RISK

The Company uses various derivative financial instruments to manage its exposure to interest rate risk. The Company occasionally uses interest rate swap agreements to effectively convert the variable interest rate on debt to a fixed rate, and interest rate lock agreements to hedge against increases in interest rates on pending financing. However, at December 31, 2001, the Company had no outstanding interest rate swap agreements or interest rate lock agreements and none of the Company's outstanding debt was subject to a variable interest rate.

The Company uses various methods to manage its exposure to foreign currency exchange risk. The Company predominantly structures its drilling rig contracts in U.S. dollars, which significantly reduces the portion of the Company's cash flows and assets denominated in foreign currencies. The Company also employs various strategies, including the use of derivative instruments, to match foreign currency denominated assets with equal or near equal amounts of foreign currency denominated liabilities, thereby minimizing exposure to earnings fluctuations caused by changes in foreign currency exchange rates. The Company occasionally utilizes derivative instruments to hedge forecasted foreign currency denominated transactions or firm commitments. At December 31, 2001, the Company had foreign currency exchange contracts outstanding to exchange $12.4 million U.S. dollars for Great Britain pounds and Danish kroner. The fair value of the Company's outstanding foreign currency exchange contracts at December 31, 2001, a net unrealized gain of $400,000, is included in other current assets.

The Company utilizes derivative instruments and undertakes hedging activities in accordance with its established policies for the management of market risk. The Company does not use derivative instruments for trading or other speculative purposes. Management believes that the Company's use of derivative instruments and related hedging activities do not expose the Company to any material interest rate risk, foreign currency exchange rate risk, commodity price risk, credit risk or any other market rate or price risk.

OUTLOOK AND FORWARD-LOOKING STATEMENTS

Due to the short-term nature of many of the Company's contracts and the unpredictable nature of oil and natural gas prices, which impact expenditures for oil and gas drilling, changes in industry conditions and the corresponding impact on the Company's operations cannot be accurately predicted. Whether recent levels of regional and worldwide expenditures for oil and gas drilling will increase, decrease or remain unchanged, is not determinable at this time.

Higher oil prices during 2000 and most of 2001 and higher U.S. natural gas prices during 2000 and the first half of 2001 resulted in strong demand for offshore drilling rigs in domestic markets and the Company's domestic day rates increased continuously throughout 2000 and the first half of 2001. However, U.S. natural gas prices have declined significantly in recent months. As a result of this price decline, as well as high U.S. natural gas inventory levels and general concerns about the U.S. economy, the Company has experienced substantial decreases in domestic day rates and reduced utilization. The Company does not expect the current conditions and activity levels in domestic markets to improve during the first half of 2002.

Demand for offshore drilling rigs in most international markets has been increasing since early 2000. After modest improvements in 2000, international market day rates for jackup rigs increased significantly during 2001. Provided oil prices do not decline materially from current levels, the Company expects day rates and utilization for international jackup rigs to remain relatively stable throughout the remainder of 2002.

In light of current Gulf of Mexico market weakness, the Company is accelerating certain enhancement work and regulatory compliance work on several of its North America jackup rigs. However, all of the Company's 19 North America jackup rigs are currently operating. The Company recently moved three jackup rigs out of the Gulf of Mexico to pursue international opportunities. The ENSCO 94 has been mobilized to Qatar and commenced a long-term contract in February 2002. The ENSCO 51 and ENSCO 54 are en route to Singapore, where they will enter a shipyard before pursuing opportunities in the Asia Pacific region. The ENSCO 51, which sustained extensive damage from a natural gas well fire in March 2001, and which was fully insured with respect to such damage, will undergo repairs and enhancements and is expected to return to service in the fourth quarter of 2002. The ENSCO 54 will undergo minor enhancements and is expected to return to service in the second quarter of 2002. The addition of these three rigs will increase the Company's Asia Pacific rig fleet to ten jackup rigs. The remaining seven rigs in the Asia Pacific region are currently under contract and the Company expects these rigs to remain at full or near full utilization for the remainder of 2002, with the exception of one rig that is scheduled to spend approximately 60 days in the shipyard during the second quarter of 2002 for regulatory work and minor enhancement procedures.

Currently, four of the Company's eight jackup rigs in the Europe region are idle, including two that are in the shipyard undergoing regulatory work and minor enhancement. The two rigs in the shipyard have secured contracts and are scheduled to commence drilling operations in the second quarter. The Company is actively marketing its two idle rigs without contract commitments. Regulatory work and a minor upgrade project of approximately 60 days duration is scheduled to commence for one additional rig in the second quarter of 2002.

There is some uncertainty with respect to the Company's South America barge rig fleet, whose operations have historically been concentrated on Lake Maracaibo in Venezuela. In September and November of 2001, a customer elected to pay an aggregate $28.8 million to terminate two long-term contracts after approximately half of the five-year contract terms had been completed. In December 2001, the Company removed the two oldest, least capable barge rigs in its fleet from service and reduced their carrying values. Currently, six of the Company's seven barge rigs that remain in service are idle and three of the six idle barge rigs have not operated since early 1999. Lake Maracaibo market conditions have been depressed as a result of reduced or deferred exploration and development spending by Venezuela's national oil company and there currently is no indication or expectation that such spending will be increased in the near-term. In addition, a certain level of instability currently exists with respect to the economic and political situation in Venezuela. While several of the Company's barge rigs are suited for other markets, both locally and globally, such markets are not nearly as extensive as the markets available to jackup or semisubmersible rigs. The Company evaluates the carrying value of its rigs and vessels when events or changes in circumstances indicate that such carrying values may be impaired and the Company has performed several of such evaluations with respect to its South America barge rig fleet, most recently in December 2001 after the November contract termination. If the market conditions on Lake Maracaibo remain depressed and the Company is unable to secure attractive contracts for its barge rigs in other markets, the Company will continue evaluating the carrying value of its barge rigs and determine whether the impairment and/or sale of some or all of its barge rigs is prudent. Evaluations of carrying values are subjective and involve expectations of future cash flows based on management's estimates, assumptions and judgments regarding future industry conditions and operations. Future adverse changes in industry conditions or similar events impacting management estimates, assumptions or judgments may cause the Company to reduce its expectations of future cash flows from the barge rigs and determine the carrying value of some or all of the barge rigs has been impaired. At December 31, 2001, the carrying value of the Company's seven barge rigs that remain in service totaled $154.0 million. Any future impairment charges may have a material adverse effect on the Company's operating results.

After experiencing increased fleet utilization and day rates in the Company's marine transportation segment during 2001, the Company expects the marine transportation market to soften in the near-term as a result of the recent slowdown in Gulf of Mexico drilling activity.

This report contains forward-looking statements by management and the Company that are subject to a number of risks and uncertainties. Generally, forward-looking statements include words or phrases such as "anticipates," "believes," "expects," "plans," "intends" and words and phrases of similar impact. The forward-looking statements include, but are not limited to, statements regarding future operations, industry conditions and business environment, as well as statements regarding future levels of, or trends in, day rates, utilization, revenues, operating expenses, capital expenditures and financing. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including the following: (i) industry conditions and competition, (ii) fluctuations in the price of oil and natural gas, (iii) regional and worldwide expenditures for oil and gas drilling, (iv) demand for oil and gas, (v) operational risks and insurance, (vi) risks associated with operating in foreign jurisdictions, (vii) environmental liabilities that may arise in the future that are not covered by insurance or indemnity, (viii) the impact of current and future laws and government regulation, as well as repeal or modification of same, affecting the oil and gas industry, the environment, taxes and the Company's operations in particular, (ix) changes in costs associated with rig construction or enhancement, as well as changes in dates rigs being constructed or undergoing enhancement will enter service, (x) renegotiations, nullification, or breaches of contracts with customers, vendors, subcontractors or other parties, (xi) unionization or similar collective actions by the Company's employees, (xii) consolidation among the Company's competitors or customers, and (xiii) the risks described elsewhere herein and from time to time in the Company's reports to the Securities and Exchange Commission.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are included in Note 1 to the Consolidated Financial Statements. These policies, along with the underlying assumptions and judgements made by the Company's management in their application, have a significant impact on the Company's consolidated financial statements. The Company identifies its most critical accounting policies as those that are the most pervasive and important to the portrayal of the Company's financial position and results of operations, and that require the most difficult, subjective and/or complex judgements by management regarding estimates about matters that are inherently uncertain. The Company's most critical accounting policies are those related to property and equipment and impairment of assets.

At December 31, 2001, the carrying value of the Company's property and equipment totaled $1,715.3 million, which represents 74% of total assets. This carrying value reflects the application of the Company's property and equipment accounting policies, which incorporate estimates, assumptions and judgements by management relative to the capitalized costs, useful lives and salvage values of the Company's rigs and vessels. The Company evaluates the carrying value of its property and equipment and its $103.8 million of goodwill when events or changes in circumstances indicate that the carrying value of such assets may be impaired. Asset impairment evaluations are, by nature, highly subjective.

The estimates, assumptions and judgements used by management in the application of the Company's property and equipment and asset impairment policies reflect both historical experience and expectations regarding future industry conditions and operations. The use of different estimates, assumptions and judgements, especially those involving the useful lives of the Company's rigs and vessels and expectations regarding future industry conditions and operations, would likely result in materially different carrying values of assets and results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued two new statements, Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

SFAS 141 supersedes Accounting Principles Board Opinion No. 16, "Business Combinations," eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. SFAS 141 is effective for all transactions completed after June 30, 2001, except transactions using the pooling-of-interests method that were initiated prior to July 1, 2001. As the Company had no business combination transactions in process or otherwise initiated at June 30, 2001, adoption of SFAS 141 did not have an impact on the Company's consolidated financial statements.

SFAS 142 supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets," eliminates the requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and requires impairment testing and recognition for goodwill and intangible assets. SFAS 142 became effective for the Company on January 1, 2002. Other than the elimination of goodwill amortization, which would have totaled $3.0 million in 2002 absent the issuance of SFAS 142, the adoption of SFAS 142 did not have an impact on the Company's consolidated financial statements. At December 31, 2001, the Company's goodwill totaled $103.8 million.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). This statement supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 ("APB 30"). SFAS 144 retains the fundamental provisions of SFAS 121 and the basic requirements of APB 30; however, it establishes a single accounting model to be used for long-lived assets to be disposed of by sale and it expands the presentation of discontinued operations to include more disposal transactions. The provisions of SFAS 144 became effective January 1, 2002. The Company's adoption of SFAS 144 did not have an impact on its financial position or results of operations.

REPORT OF MANAGEMENT

The management of ENSCO International Incorporated and its subsidiaries has responsibility for the preparation, integrity and reliability of the consolidated financial statements and related financial information contained in this report.

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and prevailing practices of the industries in which the Company operates. In some instances, these financial statements include amounts that are based on management's best estimates and judgments.

The Company maintains a system of procedures and controls over financial reporting that is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the integrity and the fair and reliable preparation and presentation, in all material respects, of its published financial statements. This system of financial controls and procedures is reviewed, modified, and improved as changes occur in business conditions and operations, and as a result of suggestions from the Company's independent accountants. There are inherent limitations in the effectiveness of any system of internal control and even an effective system of internal control can provide only reasonable assurance with respect to the financial statement preparation and may vary over time. Management believes that the Company's internal control system provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period and is cost effective.

As part of management's responsibility for monitoring compliance with established policies and procedures, it relies on, among other things, audit procedures performed by corporate auditors and independent accountants to give assurance that established policies and procedures are adhered to in all areas subject to their audits. The Board of Directors, operating through its Audit Committee composed solely of outside directors, meets periodically with management and the independent accountants for the purpose of monitoring their activities to ensure that each is properly discharging its responsibilities. The Audit Committee and independent accountants have unrestricted access to one another to discuss their findings.

REPORTS OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of ENSCO International Incorporated

We have audited the accompanying consolidated balance sheet of ENSCO International Incorporated (a Delaware corporation) and subsidiaries as of December 31, 2001, and the related consolidated statements of income and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all materials respects, the financial position of ENSCO International Incorporated and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the financial statements, effective January 1, 2001, the Company adopted Statement of Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended. Prior years' financial statements were not restated.

Arthur Andersen LLP

Arthur Andersen LLP
Dallas, Texas
January 23, 2002

To the Board of Directors and Stockholders of ENSCO International Incorporated

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of ENSCO International Incorporated and its subsidiaries at December 31, 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Dallas, Texas
January 25, 2001

(in millions, except per share amounts)	Year Ended December 31, 2001	2000	1999
Revenues			
Contract drilling	**$752.7**	$496.1	$327.6
Marine transportation	**64.7**	37.7	36.1
	817.4	533.8	363.7
Operating Expenses			
Contract drilling	**320.5**	261.5	218.5
Marine transportation	**38.4**	29.1	32.3
Depreciation and amortization	**124.4**	98.7	98.2
General and administrative	**16.8**	13.3	11.2
	500.1	402.6	360.2
Operating Income	**317.3**	131.2	3.5
Other Income (Expense)			
Interest income	**8.3**	7.1	13.7
Interest expense, net	**(32.8)**	(13.4)	(19.3)
Other, net	**(.9)**	.3	7.3
	(25.4)	(6.0)	1.7
Income Before Income Taxes and Minority Interest	**291.9**	125.2	5.2
Provision for Income Taxes			
Current income tax expense (benefit)	**59.6**	17.8	(28.1)
Deferred income tax expense	**25.0**	22.0	31.6
	84.6	39.8	3.5
Minority Interest	**–**	–	1.4
Net Income	**$207.3**	$ 85.4	$ .3
Earnings Per Share			
Basic	**$ 1.51**	$ .62	$ –
Diluted	**1.50**	.61	–
Weighted Average Common Shares Outstanding			
Basic	**136.9**	137.6	136.5
Diluted	**137.9**	139.3	137.7
Cash Dividends Per Common Share	**$ .10**	$ .10	$ .10

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

(in millions, except par value amounts)	December 31, 2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 278.8**	$ 106.6
Short-term investments	**31.6**	–
Accounts receivable, net	**116.5**	159.1
Prepaid expenses and other	**34.4**	23.0
Total current assets	**461.3**	288.7
Property and Equipment, at Cost	**2,386.6**	2,269.0
Less accumulated depreciation	**671.3**	583.7
Property and equipment, net	**1,715.3**	1,685.3
Other Assets, Net	**147.2**	134.0
	$2,323.8	$2,108.0
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 10.1**	$ 13.2
Accrued liabilities	**126.5**	91.2
Current maturities of long-term debt	**12.7**	12.7
Total current liabilities	**149.3**	117.1
Long-Term Debt	**462.4**	422.2
Deferred Income Taxes	**259.1**	230.3
Other Liabilities	**12.8**	9.5
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $.10 par value, 250.0 million shares authorized, 157.8 million and 157.3 million shares issued	**15.8**	15.7
Additional paid-in capital	**888.6**	876.5
Retained earnings	**790.2**	596.6
Restricted stock (unearned compensation)	**(5.4)**	(4.9)
Accumulated other comprehensive loss	**(9.9)**	(1.1)
Treasury stock, at cost, 23.2 million and 18.8 million shares	**(239.1)**	(153.9)
Total stockholders' equity	**1,440.2**	1,328.9
	$2,323.8	$2,108.0

The accompanying notes are an integral part of these financial statements.

	Year Ended December 31,		
(in millions)	**2001**	2000	1999
Operating Activities			
Net income	**$ 207.3**	$ 85.4	$ .3
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**124.4**	98.7	98.2
Deferred income tax provision	**28.7**	22.0	31.6
Tax benefit from stock compensation	**3.0**	7.0	1.2
Amortization of other assets	**10.2**	7.0	10.0
Net gain on asset dispositions	**(1.5)**	(1.6)	(7.9)
Other	**1.8**	1.5	1.6
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	**43.1**	(73.8)	33.1
Increase in prepaid expenses and other assets	**(21.5)**	(14.6)	(8.2)
Increase (decrease) in accounts payable	**(3.1)**	5.1	(1.0)
Increase (decrease) in accrued and other liabilities	**29.1**	1.1	(42.7)
Net cash provided by operating activities	**421.5**	137.8	116.2
Investing Activities			
Additions to property and equipment	**(145.2)**	(256.1)	(248.1)
Proceeds from disposition of assets	**5.0**	9.4	10.5
Sale (purchase) of short-term and long-term investments	**(54.6)**	20.9	(20.9)
Acquisition of minority interest	**–**	(9.7)	–
Net cash used by investing activities	**(194.8)**	(235.5)	(258.5)
Financing Activities			
Proceeds from long-term borrowings	**52.7**	137.3	–
Reduction of long-term borrowings	**(12.7)**	(77.6)	(23.7)
Repurchase of common stock	**(84.2)**	–	–
Cash dividends paid	**(13.7)**	(13.8)	(13.7)
Proceeds from exercise of stock options	**7.1**	16.9	2.0
Deferred financing costs	**(3.3)**	(.1)	(6.3)
Other	**(.4)**	(2.8)	(1.7)
Net cash provided (used) by financing activities	**(54.5)**	59.9	(43.4)
Increase (Decrease) in Cash and Cash Equivalents	**172.2**	(37.8)	(185.7)
Cash and Cash Equivalents, Beginning of Year	**106.6**	144.4	330.1
Cash and Cash Equivalents, End of Year	**$ 278.8**	$ 106.6	$ 144.4

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

ENSCO International Incorporated (the "Company") is one of the leading international providers of offshore drilling and marine transportation services to the oil and gas industry. The Company's contract drilling and marine transportation operations are integral to the exploration, development and production of oil and gas. Business levels for the Company, and its corresponding operating results, are significantly affected by worldwide levels of offshore exploration and development spending by oil and gas companies. Levels of offshore exploration and development spending may fluctuate substantially from year to year and from region to region. Such fluctuations result from many factors, including demand for oil and gas, regional and global economic conditions, political and legislative environments in major oil-producing countries, the production levels and related activities of OPEC and other oil and gas producers, technological advancements that impact the methods or cost of oil and gas exploration and development, and the impact that these and other events have on the current and expected future pricing of oil and natural gas (see Note 12 "Segment Information" for additional information concerning the Company's operations by segment and geographic region).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the related revenues and expenses, and disclosure of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

Foreign Currency Translation

The U.S. dollar is the functional currency of all the Company's foreign subsidiaries. The financial statements of foreign subsidiaries are remeasured in U.S. dollars based on a combination of both current and historical exchange rates. Gains and losses caused by the remeasurement process are reflected in the consolidated statement of income. Translation gains and losses were insignificant for each of the three years in the period ended December 31, 2001. In prior years, the financial statements of certain foreign subsidiaries were maintained in the local foreign currency. Foreign currency translation adjustments for those subsidiaries were accumulated as a separate component of stockholders' equity and are included in accumulated other comprehensive loss at December 31, 2001 and 2000.

Cash Equivalents

The Company considers all highly liquid investments to be cash equivalents if they have maturities of three months or less at the date of purchase.

Short-Term Investments

Short-term investments are comprised of highly liquid investments having maturities of greater than three months but less than one year at the date of purchase.

Property and Equipment

All costs incurred in connection with the acquisition, construction, enhancement and improvement of assets are capitalized, including allocations of interest incurred during periods that drilling rigs or marine vessels are under construction or undergoing major enhancements and improvements. Maintenance and repair costs are charged to operating expenses. Upon sale or retirement of assets, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income.

The Company primarily provides for depreciation on the straight-line method, after allowing for salvage values, over the estimated useful lives of its assets. However, certain drilling rigs and marine vessels acquired prior to 1991, with an aggregate carrying value of $14.7 million at December 31, 2001, are depreciated using the units-of-production method. Under the units-of-production method, depreciation is based on the utilization of the drilling rigs and vessels with a minimum provision when the rigs or vessels are idle. Drilling rigs and related equipment are depreciated over estimated useful lives ranging from four to 30 years. Marine vessels are depreciated over estimated useful lives ranging from 12 to 20 years. Other equipment is depreciated over estimated useful lives ranging from two to six years. Buildings and improvements are depreciated over estimated useful lives ranging from two to 30 years.

Goodwill

Goodwill arising from acquisitions is included in Other Assets, Net on the consolidated balance sheet and is amortized on the straight-line basis over periods ranging from 10 to 40 years. Amortization of goodwill was $3.0 million for the year ended December 31, 2001, and $3.3 million for the years ended December 31, 2000 and 1999.

Impairment of Assets

The Company evaluates the carrying value of its long-lived assets, consisting primarily of property and equipment and goodwill, when events or changes in circumstances indicate that the carrying value of such assets may be impaired. For property and equipment used in the Company's operations, the determination of impairment is based upon expectations of undiscounted future cash flows, before interest, of the related asset. Property and equipment held for sale is recorded at the lower of net book value or net realizable value.

Operating Revenue and Expenses

Substantially all of the Company's drilling and marine services contracts are performed on a day rate basis and the term of such contracts is typically for a specific period of time or the period of time required to complete a specific task, such as drilling a well. Contract revenue and expenses are recognized on a per day basis, as the work is performed.

In connection with some contracts, the Company receives lump-sum fees or similar compensation for the mobilization of equipment and personnel prior to contract commencement or the demobilization of equipment and personnel upon contract completion. The net of mobilization costs incurred and the compensation received is deferred and recognized over the related contract period. Demobilization costs and related compensation are recognized as incurred, upon contract completion. Costs associated with the mobilization of equipment and personnel to more promising market areas without contracts are expensed as incurred.

In connection with some contracts, the Company receives up-front, lump-sum fees or similar compensation for capital improvements to its rigs or vessels. Such compensation is deferred and recognized as revenue over the related contract period. The cost of such capital improvements is capitalized and depreciated over the useful life of the asset.

The Company must obtain certifications from various regulatory bodies in order to operate its drilling rigs and marine vessels and must maintain such certifications through periodic inspections and surveys. The costs incurred in connection with maintaining such certifications, including inspections, tests, surveys and drydock, as well as remedial structural work and other compliance costs, are deferred and amortized over the corresponding certification periods. Deferred regulatory certification and compliance costs are included in Current Assets - Prepaid Expenses and Other and Other Assets, Net and totaled $14.1 million and $7.3 million at December 31, 2001 and 2000, respectfully.

Derivative Financial Instruments

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended. The Company uses derivative financial instruments ("derivatives"), on a limited basis, to reduce its exposure to various market risks, primarily interest rate risk and foreign currency risk. The Company employs an interest rate risk management strategy that uses derivatives to minimize or eliminate unanticipated fluctuations in earnings and cash flows arising from changes in, and volatility of, interest rates. The Company maintains a foreign currency risk management strategy that occasionally utilizes derivatives to reduce its exposure to unanticipated fluctuations in earnings and cash flows caused by changes in foreign currency exchange rates. The Company does not use derivatives for trading or other speculative purposes.

All derivatives are recorded on the Company's consolidated balance sheet at fair value and are generally reported in other current assets or accrued current liabilities. Accounting for the gains and losses resulting from changes in the fair value of derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. Derivatives qualify for hedge accounting when they are formally designated as hedges at inception of the associated derivative contract and are effective in reducing the risk exposure that they are designated to hedge. The Company's assessment for hedge effectiveness is formally documented at hedge inception and the Company reviews hedge effectiveness throughout the designated hedge period on at least a quarterly basis. Changes in the fair value of derivatives that are designated as hedges of the fair value of recognized assets or liabilities or unrecognized firm commitments ("fair value hedges") are recorded in earnings currently. Changes in the fair value of derivatives that are designated as hedges of the variability in expected future cash flows associated with existing recognized assets or liabilities or forecasted transactions ("cash flow hedges") are recorded in the accumulated other comprehensive loss section of stockholders' equity. Amounts recorded in accumulated other comprehensive loss associated with cash flow hedges are subsequently reclassified into earnings as earnings are affected by the underlying hedged forecasted transaction.

The Company occasionally enters into derivatives that economically hedge certain risks, but the Company does not designate such derivatives as hedges or the derivatives otherwise do not qualify for hedge accounting under SFAS 133. In these situations, there generally exists a natural hedging relationship where changes in the fair value of the derivatives offset changes in the fair value of the underlying hedged items. Changes in the fair value of these derivatives are recognized in earnings currently.

Income Taxes

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using the enacted tax rates in effect at year end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

Minority Interest

Certain portions of the Company's Venezuelan operations are conducted through ENSCO Drilling (Caribbean), Inc. ("Caribbean"). Prior to February 10, 2000, the Company held an 85% interest in Caribbean and a private Venezuelan company held the remaining 15%. On February 10, 2000, the Company purchased the remaining 15% interest in Caribbean from the private Venezuelan company and Caribbean became a wholly-owned subsidiary of the Company. Minority interest expense on the consolidated statement of income reflects the minority shareholder's 15% equity interest in Caribbean. The minority shareholder is also entitled to 15% of the net proceeds from any future sale of six barge rigs currently owned by Caribbean.

Stock-Based Employee Compensation

The Company uses the intrinsic value method of accounting for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, if the exercise price of the Company's stock options equals the market value of the underlying stock on the date of grant, no compensation expense is recognized.

Earnings Per Share

For each of the three years in the period ended December 31, 2001, there were no adjustments to net income for purposes of calculating basic and diluted earnings per share. The following is a reconciliation of the weighted average common shares used in the basic and diluted earnings per share computations (in millions):

	Year Ended December 31,		
	2001	2000	1999
Weighted average common shares outstanding (basic)	**136.9**	137.6	136.5
Potentially dilutive common shares:			
Restricted stock grants	**.1**	.3	.3
Stock options	**.9**	1.4	.9
Weighted average common shares outstanding (diluted)	**137.9**	139.3	137.7

Options to purchase 2.1 million shares of common stock in 2001, 71,000 shares of common stock in 2000 and 1.7 million shares of common stock in 1999 were not included in the computation of diluted earnings per share because the exercise price of the options exceeded the average market price of the common stock.

2. NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued two new statements, Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

SFAS 141 supersedes Accounting Principles Board Opinion No. 16, "Business Combinations," eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. SFAS 141 is effective for all transactions completed after June 30, 2001, except transactions using the pooling-of-interests method that were initiated prior to July 1, 2001. As the Company had no business combination transactions in process or otherwise initiated at June 30, 2001, adoption of SFAS 141 did not have an impact on the Company's consolidated financial statements.

SFAS 142 supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets," eliminates the requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and requires impairment testing and recognition for goodwill and intangible assets. SFAS 142 became effective for the Company on January 1, 2002. Other than the elimination of goodwill amortization, which would have totaled $3.0 million in 2002 absent the issuance of SFAS 142, the adoption of SFAS 142 did not have an impact on the Company's consolidated financial statements. At December 31, 2001, the Company's goodwill totaled $103.8 million.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). This statement supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 ("APB 30"). SFAS 144 retains the fundamental provisions of SFAS 121 and the basic requirements of APB 30; however, it establishes a single accounting model to be used for long-lived assets to be disposed of by sale and it expands the presentation of discontinued operations to include more disposal transactions. The provisions of SFAS 144 became effective for the Company on January 1, 2002. The Company's adoption of SFAS 144 did not have an impact on its financial position or results of operations.

3. VENEZUELA CONTRACT TERMINATIONS AND IMPAIRMENT

In 1999, the Company completed construction of three barge rigs that commenced five-year contracts for the same customer on Lake Maracaibo in Venezuela. In September and November of 2001, the customer elected to terminate two of the three long-term contracts after approximately half of the five-year contract terms had been completed. The terminations resulted from the customer's disappointing oil production rates from the reservoir and the ensuing reduction in their drilling plans, and were not due to any fault with the Company's drilling rigs. In connection with the two contract terminations, the Company received lump sum, early contract termination payments totaling $28.8 million, all of which was recognized as revenue during 2001.

In addition to the three barge rigs discussed above, the Company owns six other barge rigs in South America. In December 2001, the Company decided to sell the two oldest, least capable rigs in its South America barge rig fleet and has taken these rigs out of service. The carrying value of the two rigs has been reduced to their estimated net realizable value and the Company expects to complete their sale during 2002. A $9.2 million charge was recognized as a result of this decision and is included in depreciation and amortization expense for the year ended December 31, 2001.

The Company's remaining four barge rigs have not operated, or operated only minimally, since 1999 due to reduced demand for Venezuelan oil production, economic decline and OPEC quota reductions. Accordingly, there is some uncertainty with respect to the Company's South America barge rig fleet, whose operations have historically been concentrated on Lake Maracaibo in Venezuela. Lake Maracaibo market conditions have been depressed as a result of reduced or deferred exploration and development spending by Venezuela's national oil company and there currently is no indication or expectation that such spending will be increased in the near-term. In addition, a certain level of instability currently exists with respect to the economic and political situation in Venezuela. While several of the Company's barge rigs are suited for other markets, both locally and globally, such markets are not nearly as extensive as the markets available to jackup or semisubmersible rigs.

The Company evaluates the carrying value of its rigs and vessels when events or changes in circumstances indicate that such carrying values may be impaired and the Company has performed several of such evaluations with respect to its South America barge rig fleet, most recently in December 2001 after the November contract cancellation. If the market conditions on Lake Maracaibo remain depressed and the Company is unable to secure attractive contracts for its barge rigs in other markets, the Company will continue evaluating the carrying value of its barge rigs and determine whether the impairment and/or sale of some or all of its barge rigs is prudent. At December 31, 2001, the carrying value of the Company's seven barge rigs that remain in service totaled $154.0 million.

4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2001 and 2000 consists of the following (in millions):

	2001	2000
Drilling rigs and equipment	**$2,125.0**	$2,114.3
Marine vessels	**105.9**	84.6
Other	**30.6**	28.1
Work in progress	**125.1**	42.0
	$2,386.6	$2,269.0

During the fourth quarter of 2000, the Company entered into an agreement with a major international shipyard and, in connection therewith, acquired a 25% ownership interest in a harsh environment jackup rig under construction. The Company will contribute $30.0 million and certain management and procurement services for its 25% interest. Construction of the rig, which will be named the ENSCO 102, is expected to be completed in the second quarter of 2002 and the Company has an option to acquire the remaining 75% interest in the rig at any time during the construction period or the two-year period following construction completion.

The Company completed construction of a harsh environment jackup rig, the ENSCO 101, and a deepwater semisubmersible rig, the ENSCO 7500, in February 2000 and December 2000, respectively. Additions to property and equipment for the ENSCO 102, ENSCO 101 and ENSCO 7500 totaled $14.6 million, $129.4 million and $206.6 million in 2001, 2000 and 1999, respectively.

In addition to the rig construction projects discussed above, the Company's additions to property and equipment in 2001, 2000 and 1999 included $102.9 million, $71.6 million and $20.4 million, respectively, in connection with major modifications and enhancements of rigs and vessels.

The Company evaluates the performance of its drilling rigs and marine vessels on an ongoing basis, and seeks opportunities to sell those that are less capable or less competitive. In connection with such evaluations, the Company sold seven marine vessels during 2000 for aggregate proceeds of $6.1 million and recognized a net gain of $500,000 on the sales. The Company also sold two marine vessels during the fourth quarter of 1999 for aggregate proceeds of $1.9 million and recognized a net gain of $500,000 on the sales. As a result of the vessel sales in 2000 and 1999, the Company no longer owns or operates mini-supply vessels.

In December 1999, the Company settled certain contractual disputes with Petroleos de Venezuela relating to the October 1998 sale of four barge rigs. As a result of the settlement, the Company received additional consideration and recognized a gain of $6.8 million, or approximately $5.2 million net after taxes and minority interest. The $6.8 million gain is recorded in "Other, net" under Other Income (Expense) in the consolidated statement of income for the year ended December 31, 1999.

5. LONG-TERM DEBT

Long-term debt at December 31, 2001 and 2000 consists of the following (in millions):

	2001	2000
6.36% Bonds due 2015	**$177.4**	$ –
Interim construction loan	**–**	137.3
6.75% Notes due 2007	**149.4**	149.3
7.20% Debentures due 2027	**148.3**	148.3
	475.1	434.9
Less current maturities	**(12.7)**	(12.7)
Total long-term debt	**$462.4**	$422.2

ENSCO 7500 Construction Financing

In December 1999, the Company entered into a floating rate term loan agreement (the "Interim Construction Loan") with a major financial institution (the "Lender") to provide interim financing during the construction of the ENSCO 7500, the Company's deepwater semisubmersible rig. The Company began borrowing under the Interim Construction Loan in March 2000 and the balance outstanding at December 31, 2000 totaled $137.3 million. Interest on amounts borrowed under the Interim Construction Loan was payable semiannually at a variable rate based on the Lender's cost of funds plus .15% (6.78% at December 31, 2000). The Interim Construction Loan was guaranteed by the United States Maritime Administration ("MARAD").

On January 25, 2001, the Company issued $190.0 million of 15-year bonds to provide long-term financing for the ENSCO 7500 (the "Bonds"). The Bonds are guaranteed by MARAD and are being repaid in 30 equal semiannual principal installments of $6.3 million, which commenced in June 2001 and will end in December 2015. Interest on the Bonds is payable semiannually, in June and December, at a fixed rate of 6.36%. Net proceeds from the Bond issuance totaled $49.5 million after settlement of interest rate lock contracts, underwriting fees and repayment of the $137.3 million Interim Construction Loan.

Notes Due 2007 and Debentures Due 2027

In November 1997, the Company issued $300.0 million of unsecured debt in a public offering, consisting of $150.0 million of 6.75% Notes due November 15, 2007 (the "Notes") and $150.0 million of 7.20% Debentures due November 15, 2027 (the "Debentures"). Interest on the Notes and the Debentures is payable semiannually in May and November. The Notes and the Debentures were issued pursuant to a $500.0 million universal shelf registration statement filed with the Securities and Exchange Commission in October 1997.

The Notes and Debentures may be redeemed at any time at the option of the Company, in whole or in part, at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, and a make-whole premium. The indenture under which the Notes and the Debentures were issued contains limitations on the incurrence of indebtedness secured by certain liens, and limitations on engaging in certain sale/leaseback transactions and certain merger, consolidation or reorganization transactions. The Notes and Debentures are not subject to any sinking fund requirements.

Revolving Credit Agreement

In May 1998, the Company entered into a $185.0 million unsecured revolving credit agreement (the "Credit Agreement") with a syndicate of banks. Interest on amounts borrowed under the Credit Agreement is based on LIBOR plus an applicable margin rate (currently .4%) depending on the Company's credit rating. The Company also pays a commitment fee (currently .15% per annum) on the undrawn portion of the available credit line, which also is based on the Company's credit rating. The Company is required to maintain certain financial covenants under the Credit Agreement, including a specified level of interest coverage, assets to indebtedness, leverage ratio and tangible net worth. As of December 31, 2001 and 2000, there were no amounts outstanding under the Credit Agreement. The Credit Agreement matures in May 2003.

Senior Subordinated Notes Due 2004

In connection with the acquisition of DUAL DRILLING COMPANY ("Dual") in June 1996, the Company assumed Dual's 9.875% Senior Subordinated Notes due 2004 (the "Dual Notes"). Interest on the Dual Notes was payable semi-annually and the Dual Notes were redeemable at the option of the Company, in whole or in part, at prices decreasing annually from 103.29% of the face amount on January 15, 2000, to 101.64% of the face amount on January 15, 2001, to par on January 15, 2002 and thereafter.

On March 15, 2000, the Company exercised its option to redeem all of the Dual Notes at a price equal to 103.29% of the face amount, or $74.2 million, plus accrued interest. The excess of the amount paid over the carrying value of the Dual Notes totaled $500,000 and has been charged to "Other, net" under Other Income (Expense) in the consolidated statement of income for the year ended December 31, 2000.

Secured Term Loans

In October 1993, the Company entered into a $25.0 million secured term loan from a financial institution that accrued interest at a fixed rate of 7.91%, was repayable in 28 quarterly installments and was collateralized by certain of the Company's marine vessels. The secured term loan was paid in full and retired in October 2000.

In December 1995, the Company entered into a $4.7 million secured term loan from the seller of four supply vessels that accrued interest at a fixed rate of 7.75%, was repayable in 20 equal quarterly installments and was collateralized by the four vessels purchased. The secured term loan was paid in full and retired in December 2000.

Maturities

Maturities of long-term debt, excluding amortization of discounts, are $12.7 million in each of the five years ending December 31, 2006 and $414.0 million thereafter.

6. DERIVATIVE FINANCIAL INSTRUMENTS

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended. The adoption of SFAS 133 had no impact on the Company's net income. However, in accordance with the provisions of SFAS 133, the Company recorded a one-time, non-cash transition adjustment to comprehensive income and the accumulated other comprehensive loss section of stockholders' equity effective January 1, 2001, as follows (in millions):

Recognition of outstanding derivative instruments at fair value	$ 3.8
Reclassification of unrealized losses on derivative instruments	7.4
Total transition adjustment	$11.2

The $3.8 million transition adjustment resulted from the recognition of the fair value of the Company's outstanding treasury rate lock agreements to set the interest rate on $150.0 million of its pending 15-year bonds. The treasury rate lock agreements, which were designated and effective as cash flow hedges, were settled for $2.7 million on January 25, 2001, concurrent with the issuance of the Company's bonds. The $2.7 million unrealized loss is being reclassified from accumulated other comprehensive loss to interest expense over the 15-year life of the bonds. The $1.1 million change in the fair value of the treasury rate lock agreements from January 1, 2001 to January 25, 2001 has been included in other comprehensive income (loss) for the year ended December 31, 2001.

The $7.4 million transition adjustment resulted from the reclassification of unrealized losses on derivatives previously reported as deferred finance costs and included in other assets on the consolidated balance sheet. These unrealized losses are being reclassified from accumulated other comprehensive loss to interest expense over the life of the associated debt.

Accumulated other comprehensive loss at December 31, 2001, also includes $400,000 of unrealized gains resulting from the increase in fair value of various qualifying foreign currency cash flow hedges. These unrealized gains will be reclassified to operating expenses over periods corresponding to the associated hedged forecasted transactions, which range from January 2002 to May 2002.

The estimated amount of unrealized gains and losses on derivatives included in accumulated other comprehensive loss at December 31, 2001 that will be reclassified into earnings during the next 12 months, is as follows (in millions):

Unrealized losses reclassified to interest expense	$ .8
Unrealized gains reclassified to operating expenses	(.4)
Net unrealized loss reclassified to earnings	$ .4

7. COMPREHENSIVE INCOME

The components of the Company's comprehensive income for the years ended December 31, 2001, 2000 and 1999, are as follows (in millions):

	2001	2000	1999
Net Income	$207.3	$85.4	$.3
Other comprehensive income (loss)			
Transition adjustment for cumulative effect of adopting SFAS 133	(11.2)	–	–
Net change in fair value of derivatives	1.5	–	–
Reclassification of unrealized gains and losses on derivatives from other comprehensive income (loss) into net income	.9	–	–
Net other comprehensive income (loss)	(8.8)	–	–
Total comprehensive income	$198.5	$85.4	$.3

The components of the accumulated other comprehensive loss section of stockholders' equity at December 31, 2001 and 2000, are as follows (in millions):

	December 31,	
	2001	2000
Cumulative translation adjustment	$1.1	$1.1
Net unrealized losses on derivatives	8.8	–
Total accumulated other comprehensive loss	$9.9	$1.1

8. STOCKHOLDERS' EQUITY

The Company initiated the payment of a $.025 per share quarterly cash dividend on its common stock during the third quarter of 1997. Cash dividends of $.10 per share were paid in each of the three years in the period ended December 31, 2001.

During 2001, the Company repurchased 4.3 million shares of its common stock at a cost of $84.2 million (an average cost of $19.37 per share).

A summary of activity in the various stockholders' equity accounts for each of the three years in the period ended December 31, 2001 is as follows (shares in thousands, dollars in millions):

	Common Stock		Additional Paid-In Capital	Retained Earnings	Restricted Stock (Unearned Compensation)	Accumulated Other Comprehensive Loss	Treasury Stock
	Shares	Amounts					
BALANCE, December 31, 1998	155,576	$15.6	$846.1	$538.4	$(7.7)	$(1.1)	$(146.3)
Net income	–	–	–	.3	–	–	–
Cash dividends paid	–	–	–	(13.7)	–	–	–
Common stock issued under employee and director incentive plans, net	334	–	3.0	–	(.1)	–	(2.6)
Amortization of unearned stock compensation	–	–	–	–	1.5	–	–
Tax benefit from stock compensation	–	–	1.2	–	–	–	–
BALANCE, December 31, 1999	155,910	15.6	850.3	525.0	(6.3)	(1.1)	(148.9)
Net income	–	–	–	85.4	–	–	–
Cash dividends paid	–	–	–	(13.8)	–	–	–
Common stock issued under employee and director incentive plans, net	1,364	.1	19.2	–	–	–	(5.0)
Amortization of unearned stock compensation	–	–	–	–	1.4	–	–
Tax benefit from stock compensation	–	–	7.0	–	–	–	–
BALANCE, December 31, 2000	157,274	15.7	876.5	596.6	(4.9)	(1.1)	(153.9)
Net income	–	–	–	207.3	–	–	–
Cash dividends paid	–	–	–	(13.7)	–	–	–
Common stock issued under employee and director incentive plans, net	567	.1	9.1	–	(1.4)	–	(1.0)
Repurchase of common stock	–	–	–	–	–	–	(84.2)
Amortization of unearned stock compensation	–	–	–	–	.9	–	–
Tax benefit from stock compensation	–	–	3.0	–	–	–	–
Transition adjustment for cumulative effect of adopting SFAS 133	–	–	–	–	–	(11.2)	–
Net change in fair value of derivatives	–	–	–	–	–	1.5	–
Reclassification of unrealized gains and losses on derivatives from other comprehensive income (loss) into net income	–	–	–	–	–	.9	–
BALANCE, December 31, 2001	**157,841**	**$15.8**	**$888.6**	**$790.2**	**$(5.4)**	**$(9.9)**	**$(239.1)**

At December 31, 2001 and 2000, the outstanding shares of the Company's common stock, net of treasury shares, were 134.6 million and 138.5 million, respectively.

On February 21, 1995, the Board of Directors of the Company adopted a shareholder rights plan and declared a dividend of one preferred share purchase right (a "Right") for each share of the Company's common stock outstanding on March 6, 1995. Each Right initially entitled its holder to purchase 1/100th of a share of the Company's Series A Junior Participating Preferred Stock for $50.00, subject to adjustment. In March 1997, the plan was amended to increase the purchase price from $50.00 to $250.00. The Rights generally will not become exercisable until 10 days after a public announcement that a person or group has acquired 15% or more of the Company's common stock (thereby becoming an "Acquiring Person") or the commencement of a tender or exchange offer upon consummation of which such person or group would own 15% or more of the Company's common stock (the earlier of such dates being called the "Distribution Date"). Rights will be issued with all shares of the Company's common stock issued from March 6, 1995 to the Distribution Date. Until the Distribution Date, the Rights will be evidenced by the certificates representing the Company's common stock and will be transferrable only with the Company's common stock. If any person or group becomes an Acquiring Person, each Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter entitle its holder to purchase, at the Rights' then current exercise price, shares of the Company's common stock having a market value of two times the exercise price of the Right. If, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power are sold, each Right (other than Rights owned by an Acquiring Person which will have become void) will entitle its holder to purchase, at the Rights' then current exercise price, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) which at the time of such transaction will have a market value of two times the exercise price of the Right. After any person or group has become an Acquiring Person, the Company's Board of Directors may, under certain circumstances, exchange each Right (other than Rights of the Acquiring Person) for shares of the Company's common stock having a value equal to the difference between the market value of the shares of the Company's common stock receivable upon exercise of the Right and the exercise price of the Right. The Company will generally be entitled to redeem the Rights for $.01 per Right at any time until 10 days after a public announcement that a 15% position has been acquired. The Rights expire on February 21, 2005.

9. EMPLOYEE BENEFIT PLANS

Stock Options

In May 1998, the stockholders approved the ENSCO International Incorporated 1998 Incentive Plan (the "1998 Plan"). The 1998 Plan replaced the Company's previous stock incentive plan, the ENSCO Incentive Plan. Under the 1998 Plan, a maximum of 11.3 million shares are reserved for issuance as options and awards of restricted stock. Stock options generally become exercisable in 25% increments over a four-year period and to the extent not exercised, expire on the fifth anniversary of the date of grant.

In May 1996, the stockholders approved the Company's 1996 Non-Employee Directors Stock Option Plan ("Directors Plan"). Under the Directors Plan, a maximum of 600,000 shares are reserved for issuance. Options granted under the Directors Plan become exercisable six months after the date of grant and expire, if not exercised, five years thereafter.

The exercise price of stock options granted under the 1998 Plan and the Directors Plan is the market value of the stock at the date the option is granted.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires the disclosure of pro forma net income and net income per share as if the Company had adopted the fair-value method of accounting for its employee stock options. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000	1999
Risk-free interest rate	**4.7%**	6.6%	5.1%
Expected life (in years)	**4.2**	3.8	4.3
Expected volatility	**53.3%**	52.7%	44.2%
Dividend yield	**.3%**	.3%	1.1%

The following table reflects pro forma net income and earnings per share as if the Company had accounted for employee stock options under the fair value method prescribed by SFAS 123 (in millions, except per share amounts):

	2001		2000		1999	
	As Reported	Pro forma	As Reported	Pro forma	As Reported	Pro forma
Net income (loss)	**$207.3**	$200.8	$85.4	$80.6	$.3	$(4.5)
Basic net income (loss) per share	**1.51**	1.47	.62	.59	–	(0.3)
Diluted net income (loss) per share	**1.50**	1.47	.61	.58	–	(.03)

The pro forma adjustments in 2001, 2000 and 1999 may not be representative of pro forma adjustments in future years since the estimated fair value of stock options is amortized to expense over the vesting period, additional options may be granted in future years and the assumptions used to determine fair value can vary significantly.

A summary of stock option transactions under the 1998 Plan, Directors Plan and the ENSCO Incentive Plan is as follows (shares in thousands):

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,427	$15.80	4,736	$14.87	2,922	$18.44
Granted	2,118	33.98	104	32.24	2,176	9.19
Exercised	(520)	14.57	(1,351)	13.93	(319)	8.63
Forfeited	(180)	24.35	(62)	13.39	(43)	15.92
Outstanding at end of year	4,845	$23.57	3,427	$15.80	4,736	$14.87
Exercisable at end of year	1,780	$19.83	1,433	$20.23	1,718	$17.61
Weighted average fair value of options granted during the year		$15.74		$14.93		$3.60

The following table summarizes information about stock options outstanding at December 31, 2001 (shares in thousands):

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$ 9	1,577	2.1 years	$ 9.00	594	$ 9.00
15 - 19	84	2.0 years	17.43	50	17.36
19 - 23	15	3.0 years	21.59	15	21.59
23 - 27	1,026	0.4 years	24.70	1,015	24.71
27 - 30	15	1.3 years	29.31	14	29.31
30 - 34	1,987	4.3 years	33.87	11	31.05
34 - 38	141	3.9 years	36.46	81	36.08
	4,845	2.7 years	$23.57	1,780	$19.83

At December 31, 2001, 6.9 million shares were available for grant as options or incentive grants under the 1998 Plan and 378,000 shares were available for grant as options under the Directors Plan.

Incentive Stock Grants

Key employees, who are in a position to contribute materially to the Company's growth and development and to its long-term success, are eligible for incentive stock grants under the 1998 Plan and previously under the ENSCO Incentive Plan. A maximum of 1.1 million shares may be issued as incentive stock grants under the 1998 Plan. Shares of common stock subject to incentive grants generally vest at a rate of 10% per year, as determined by a committee of the Board of Directors. Compensation expense is recognized on a straight-line basis over the vesting period.

An aggregate 2.7 million shares of common stock have been issued as incentive stock grants under the 1998 Plan and previous plans, of which 2.3 million were vested at December 31, 2001. Incentive stock grants issued during the three years in the period ended December 31, 2001, were as follows: 40,000 shares at a fair value of $37.86 per share in 2001, 10,000 shares at a fair value of $35.19 per share in 2000 and 10,000 shares at a fair value of $16.44 per share in 1999. At December 31, 2001, there were 952,500 shares of common stock available for incentive stock grants under the 1998 Plan. Incentive stock grants for 294,500 shares of common stock were outstanding at December 31, 2001, and vest as follows: 54,000 shares in years 2002 through 2004, 42,000 shares in 2005, 31,500 shares in 2006, 26,500, shares in 2007, 17,500 shares in 2008, 6,000 shares in 2009, 5,000 shares in 2010 and 4,000 shares in 2011.

Savings Plan

The Company has a profit sharing plan (the "ENSCO Savings Plan") which covers eligible employees with more than one year of service, as defined. Profit sharing contributions require Board of Directors approval and may be in cash or grants of the Company's common stock. The Company recorded profit sharing contribution provisions of $8.5 million and $3.5 million for the years ended December 31, 2001 and 2000, respectively. The Company recorded no profit sharing contribution provision for the year ended December 31, 1999.

The ENSCO Savings Plan includes a 401(k) savings plan feature which allows eligible employees with more than three months of service to make tax deferred contributions to the plan. The Company makes matching contributions based on the amount of employee contributions and rates set by the Company's Board of Directors. Matching contributions totaled $4.2 million, $1.6 million and $2.6 million in 2001, 2000 and 1999, respectively. The Company has reserved 1.0 million shares of common stock for issuance as matching contributions under the ENSCO Savings Plan.

Supplemental Executive Retirement Plan

The Company's Supplemental Executive Retirement Plan (the "SERP") provides a tax deferred savings plan for certain highly compensated employees whose participation in the profit sharing and 401(k) savings plan features of the ENSCO Savings Plan is restricted due to funding and contribution limitations of the Internal Revenue Code. The SERP is a non-qualified plan and eligibility for participation is determined by the Company's Board of Directors. The contribution and Company matching provisions of the SERP are identical to the ENSCO Savings Plan, except that each participant's contributions and matching contributions under the SERP are further limited by contribution amounts under the 401(k) savings plan feature of the ENSCO Savings Plan. Matching contributions totaled $200,000 in 2001, $93,000 in 2000 and $117,000 in 1999. A SERP liability of $3.9 million and $3.6 million is included in other liabilities at December 31, 2001 and 2000, respectively.

10. INCOME TAXES

The Company had income of $193.8 million, $122.8 million and a loss of $40.1 million from its operations before income taxes in the United States and income of $98.1 million, $2.4 million and $45.3 million from its operations before income taxes in foreign countries for the years ended December 31, 2001, 2000 and 1999, respectively.

The components of the provision for income taxes for each of the three years in the period ended December 31, 2001 are as follows (in millions):

	2001	2000	1999
Current income tax expense (benefit):			
Federal	**$32.5**	$13.1	$(34.6)
State	**1.0**	–	–
Foreign	**26.1**	4.7	6.5
	59.6	17.8	(28.1)
Deferred income tax expense (benefit):			
Federal	**26.6**	23.4	24.4
Foreign	**(1.6)**	(1.4)	7.2
	25.0	22.0	31.6
Total income tax expense	**$84.6**	$39.8	$ 3.5

Significant components of deferred income tax assets (liabilities) as of December 31, 2001 and 2000 are comprised of the following (in millions):

	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	**$ .9**	$ 6.7
Foreign tax credit carryforwards	**23.1**	12.2
Alternative minimum tax credit carryforwards	**4.4**	–
Liabilities not deductible for tax purposes	**3.0**	2.8
Accrued benefits	**2.3**	1.1
Other	**–**	.1
Total deferred tax assets	**33.7**	22.9
Deferred tax liabilities:		
Property	**(247.6)**	(211.0)
Intercompany transfers of property	**(23.7)**	(25.8)
Maritime capital construction fund	**(9.4)**	(9.4)
Other	**(6.7)**	(5.3)
Total deferred tax liabilities	**(287.4)**	(251.5)
Net deferred tax liabilities	**$(253.7)**	$(228.6)
Net current deferred tax asset	**$ 5.4**	$ 1.7
Net noncurrent deferred tax liability	**(259.1)**	(230.3)
Net deferred tax liability	**$(253.7)**	$(228.6)

The consolidated effective income tax rate for each of the three years in the period ended December 31, 2001, differs from the United States statutory income tax rate as follows:

	2001	2000	1999
Statutory income tax rate	**35.0%**	35.0%	35.0%
Foreign taxes	**(7.3)**	(4.4)	31.6
Goodwill amortization	**1.0**	.9	22.4
Other	**.3**	.3	(21.7)
Effective income tax rate	**29.0%**	31.8%	67.3%

At December 31, 2001, the Company had net operating loss carryforwards of $2.4 million and foreign tax credit carryforwards of $23.1 million. If not utilized, the net operating loss carryforwards expire in 2007 and the foreign tax credit carryforwards expire from 2002 through 2006. As a result of certain acquisitions in prior years, the utilization of a portion of the Company's net operating loss carryforwards is subject to limitations imposed by the Internal Revenue Code of 1986. However, the Company does not expect such limitations to have an effect upon its ability to utilize its net operating loss carryforwards.

It is the policy of the Company to consider that income generated in foreign subsidiaries is permanently invested. A significant portion of the Company's undistributed foreign earnings at December 31, 2001 was generated by controlled foreign corporations. A portion of the undistributed foreign earnings were taxed, for U.S. tax purposes, in the year that such earnings arose. Upon distribution of foreign earnings in the form of dividends or otherwise, the Company may be subject to additional U.S. income taxes. However, deferred taxes related to the future remittance of these funds are not expected to be significant.

11. COMMITMENTS AND CONTINGENCIES

Leases

The Company is obligated under leases for certain of its offices and equipment. Rental expense relating to operating leases was $4.3 million in 2001, $3.2 million in 2000 and $3.3 million in 1999. Future minimum rental payments under the Company's noncancellable operating lease obligations having initial or remaining lease terms in excess of one year are as follows: $3.9 million in 2002; $1.7 million in 2003; $1.7 million in 2004; $1.6 million in 2005; $1.6 million in 2006 and $2.5 million thereafter.

Anti-trust Lawsuit

In September 2000, the Company and a number of other offshore drilling companies were named as a defendant in a purported class action, anti-trust lawsuit. The lawsuit alleges, among other things, that the Company and more than 15 other defendant companies, whose collective operations represent a majority of the U.S. offshore contract drilling industry, conspired to avoid competition for drilling labor by illegally fixing or suppressing the wages and benefits paid their drilling employees in violation of certain provisions of the Sherman and Clayton Acts. The plaintiffs alleged damages in excess of $5 billion, which could be trebled under anti-trust laws, as well as attorney's fees and costs. Although the Company denies the plaintiffs' claims, it has agreed to settle the case in order to avoid costly and time consuming litigation. In connection with the settlement and in consideration for the release of all claims regarding the Company's alleged actions, the Company has agreed to pay the plaintiffs $625,000. The settlement is awaiting (1) the expiration of an applicable period of time during which parties affected by the settlement can file objections, and (2) final court approval. An amount equal to the settlement has been accrued in "Other, net" under Other Income (Expense) for the year ended December 31, 2001.

12. SEGMENT INFORMATION

The Company's operations are categorized into two operating segments which are differentiated based on the core services provided by the Company, (1) contract drilling services and (2) marine transportation services. At December 31, 2001, the Company's contract drilling segment owned and operated a fleet of 50 offshore drilling rigs, including 37 jackup rigs, seven barge rigs, five platform rigs and one semisubmersible rig. At December 31, 2001, the Company's marine transportation segment owned and operated a fleet of 28 oilfield support vessels. Operating income for each segment includes an allocation of general and administrative expenses of the Company's corporate office. Assets and depreciation expense of the Company's corporate office are not allocated to the operating segments and are included in "Other" in the table below. Segment information for each of the three years in the period ended December 31, 2001 is as follows (in millions):

	INDUSTRY SEGMENT			
	Contract Drilling	Marine Transportation	Other	Total
2001				
Revenues	**$ 752.7**	**$64.7**	**$ –**	**$ 817.4**
Operating income (loss)	**300.9**	**18.9**	**(2.5)**	**317.3**
Assets	**1,899.4**	**85.0**	**339.4**	**2,323.8**
Capital expenditures	**128.2**	**13.8**	**3.2**	**145.2**
Depreciation and amortization	**115.7**	**6.2**	**2.5**	**124.4**
2000				
Revenues	$ 496.1	$37.7	$ –	$ 533.8
Operating income (loss)	130.0	3.2	(2.0)	131.2
Assets	1,897.6	76.6	133.8	2,108.0
Capital expenditures	230.2	22.4	3.5	256.1
Depreciation and amortization	92.1	4.6	2.0	98.7
1999				
Revenues	$ 327.6	$36.1	$ –	$ 363.7
Operating income (loss)	7.4	(2.2)	(1.7)	3.5
Assets	1,817.3	72.7	93.7	1,983.7
Capital expenditures	246.5	.9	.7	248.1
Depreciation and amortization	91.4	5.1	1.7	98.2

The Company's operations are concentrated in four geographic regions: North America, Europe, Asia Pacific and South America. At December 31, 2001, the Company's North America operations consisted of 21 jackup rigs, five platform rigs, one semisubmersible rig and 28 oilfield support vessels, all located in the U.S. waters of the Gulf of Mexico. The Company's European operations consist of eight jackup rigs currently deployed in various territorial waters of the North Sea. In Asia Pacific, the Company's operations currently consist of eight jackup rigs deployed in various locations. In South America, the Company's operations consist of seven barge rigs, six of which are located in Lake Maracaibo, Venezuela and one is located in the Gulf of Paria, Trinidad and Tobago. The Company attributes revenues to the geographic location where such revenue is earned and assets to the geographic location of the drilling rig or marine vessel at December 31 of the applicable year. For new construction projects, assets are attributed to the location of future operation if known or to the location of construction if the ultimate location of operation is undetermined.

Information by country for those countries that account for more than 10% of total revenues or 10% of the Company's long-lived assets is as follows (in millions):

	Revenues			Long-Lived Assets		
	2001	2000	1999	**2001**	2000	1999
United States	**$468.5**	$352.3	$201.7	**$ 778.0**	$ 705.5	$ 625.3
Netherlands	**35.9**	10.1	20.5	**201.1**	288.3	334.9
Venezuela	**73.3**	44.9	52.1	**145.5**	177.7	198.6
Denmark	**69.3**	11.1	–	**212.6**	65.0	–
Other foreign countries	**170.4**	115.4	89.4	**378.1**	448.8	418.3
Total	**$817.4**	$533.8	$363.7	**$1,715.3**	$1,685.3	$1,577.1

Revenues from two customers exceeded 10% of consolidated revenue in each of the three years in the period ended December 31, 2001. Revenues from the first customer were $110.9 million, or 14% of consolidated revenue, in 2001, $60.5 million, or 11% of consolidated revenue, in 2000 and $45.5 million, or 13% of consolidated revenue, in 1999. Revenues from the second customer were $100.5 million, or 12% of consolidated revenue, in 2001, $96.6 million, or 18% of consolidated revenue, in 2000 and $44.5 million, or 12% of consolidated revenue, in 1999.

13. SUPPLEMENTAL FINANCIAL INFORMATION

Consolidated Balance Sheet Information

Accounts receivable, net at December 31, 2001 and 2000 consists of the following (in millions):

	2001	2000
Trade	**$111.1**	$128.6
Income tax refunds	–	27.1
Other	**9.3**	7.6
	120.4	163.3
Allowance for doubtful accounts	**(3.9)**	(4.2)
	$116.5	$159.1

Prepaid expenses and other current assets at December 31, 2001 and 2000 consists of the following (in millions):

	2001	2000
Prepaid expenses	**$ 9.5**	$10.1
Inventory	**5.1**	5.4
Deferred tax asset	**5.4**	1.7
Deferred regulatory certification and compliance costs	**9.7**	5.0
Other	**4.7**	.8
	$34.4	$23.0

Other assets, net at December 31, 2001 and 2000 consists of the following (in millions):

	2001	2000
Goodwill, net of accumulated amortization of $17.3 million and $17.2 million	**$103.8**	$106.8
Long-term investments	**23.0**	–
Deferred finance costs	**5.2**	13.7
Prepaid taxes on intercompany transfers of property	**6.5**	7.1
Deferred regulatory certification and compliance costs	**4.4**	2.3
Other	**4.3**	4.1
	$147.2	$134.0

Accrued liabilities at December 31, 2001 and 2000 consists of the following (in millions):

	2001	2000
Operating expenses	**$ 20.9**	$22.7
Accrued capital additions	**26.9**	17.1
Taxes	**46.8**	26.7
Payroll	**23.9**	16.8
Accrued interest	**4.7**	4.4
Other	**3.3**	3.5
	$126.5	$91.2

Consolidated Statement of Income Information

Maintenance and repairs expense for the years ended December 31, 2001, 2000 and 1999 is as follows (in millions):

	2001	2000	1999
Maintenance and repairs	**$44.7**	$42.3	$31.5

Consolidated Statement of Cash Flows Information

Cash paid for interest and income taxes for each of the three years in the period ended December 31, 2001 is as follows (in millions):

	2001	2000	1999
Interest, net of amounts capitalized	**$30.3**	$15.5	$16.8
Income taxes	**12.2**	22.4	15.8

Capitalized interest totaled $2.2 million in 2001, $16.7 million in 2000, and $12.4 million in 1999.

In connection with the Company's acquisition of the 15% minority interest in Caribbean on February 10, 2000, the Company reduced the value of Caribbean's property and equipment by $6.6 million, which represented the excess of the net assets acquired over the Company's acquisition cost.

Financial Instruments

The carrying amounts and estimated fair values of the Company's debt instruments at December 31, 2001 and 2000 are as follows (in millions):

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
6.75% Notes	**$149.4**	**$154.1**	$149.3	$146.4
7.20% Debentures	**148.3**	**150.4**	148.3	135.7
6.36% Bonds, including current maturities	**177.4**	**177.3**	–	–
Interim construction loan, including current maturities	**–**	**–**	137.3	137.3

The estimated fair values of the Notes, Debentures and Bonds were determined using quoted market prices. The estimated fair value of the Interim Construction Loan was determined using interest rates available to the Company at December 31, 2000 for issuance of debt with similar terms and remaining maturities.

The estimated fair value of the Company's cash and cash equivalents, short-term and long-term investments, receivables, trade payables and other liabilities approximated their carrying values at December 31, 2001 and 2000. The Company has cash, receivables and payables denominated in currencies other than functional currencies. These financial assets and liabilities create exposure to foreign currency exchange risk. When warranted, the Company hedges such risk by entering into purchase options or futures contracts. The Company does not enter into such contracts for trading purposes or to engage in speculation. The fair value of such contracts outstanding at December 31, 2001 and 2000 was insignificant.

Concentration of Credit Risk

The Company is exposed to credit risk relating to its receivables from customers, its cash and cash equivalents, its short-term and long-term investments and its use of derivative instruments in connection with the management of interest rate risk and foreign currency risk. The Company minimizes its credit risk relating to receivables from customers, which consist primarily of major and independent oil and gas producers as well as government-owned oil companies, by performing ongoing credit evaluations. The Company also maintains reserves for potential credit losses, which to date have been within management's expectations. The Company minimizes its credit risk relating to cash and investments by maintaining such instruments in high-grade investments through a portfolio of major financial institutions, and by monitoring the financial condition of those financial institutions. The Company minimizes its credit risk relating to the counterparties to its derivative instruments by transacting with multiple, high-quality counterparties, thereby limiting exposure to individual counterparties, and by monitoring the financial condition of those counterparties.

14. UNAUDITED QUARTERLY FINANCIAL DATA

A summary of unaudited quarterly consolidated financial information for 2001 and 2000 is as follows (in millions, except per share amounts):

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Revenues					
Contract drilling	$180.5	$197.8	$210.3	$164.1	$752.7
Marine transportation	14.8	17.7	17.2	15.0	64.7
	195.3	215.5	227.5	179.1	817.4
Direct operating expenses					
Contract drilling	80.3	80.1	81.2	78.9	320.5
Marine transportation	9.3	9.6	9.7	9.8	38.4
	89.6	89.7	90.9	88.7	358.9
Operating margin	105.7	125.8	136.6	90.4	458.5
Depreciation and amortization	28.9	29.1	28.6	37.8	124.4
General and administrative	3.7	4.2	4.0	4.9	16.8
Operating income	73.1	92.5	104.0	47.7	317.3
Interest income	2.3	2.3	2.0	1.7	8.3
Interest expense, net	(8.3)	(8.5)	(8.2)	(7.8)	(32.8)
Other income (expense)	.2	–	(1.2)	.1	(.9)
Income before income taxes	67.3	86.3	96.6	41.7	291.9
Provision for income taxes	20.4	25.1	27.3	11.8	84.6
Net income	$ 46.9	$ 61.2	$ 69.3	$ 29.9	$207.3
Earnings per share					
Basic	$ .34	$ .44	$ .51	$ .22	$ 1.51
Diluted	.34	.44	.51	.22	1.50

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Revenues					
Contract drilling	$88.1	$109.1	$140.4	$158.5	$496.1
Marine transportation	8.1	7.5	9.4	12.7	37.7
	96.2	116.6	149.8	171.2	533.8
Direct operating expenses					
Contract drilling	56.6	60.7	74.2	70.0	261.5
Marine transportation	7.2	7.0	6.8	8.1	29.1
	63.8	67.7	81.0	78.1	290.6
Operating margin	32.4	48.9	68.8	93.1	243.2
Depreciation and amortization	23.5	23.8	25.2	26.2	98.7
General and administrative	3.1	3.2	3.3	3.7	13.3
Operating income	5.8	21.9	40.3	63.2	131.2
Interest income	2.0	1.3	1.7	2.1	7.1
Interest expense, net	(3.0)	(1.9)	(4.0)	(4.5)	(13.4)
Other income (expense)	.1	.2	.2	(.2)	.3
Income before income taxes	4.9	21.5	38.2	60.6	125.2
Provision for income taxes	1.8	7.2	12.9	17.9	39.8
Net income	$ 3.1	$ 14.3	$ 25.3	$ 42.7	$ 85.4
Earnings per share					
Basic	$ .02	$ .10	$ .18	$ .31	$ .62
Diluted	.02	.10	.18	.31	.61

The selected consolidated financial data set forth below for the five years in the period ended December 31, 2001 has been derived from the Company's audited consolidated financial statements. This information should be read in conjunction with the audited consolidated financial statements and notes thereto.

	Year Ended December 31,				
(in millions, except per share amounts)	**2001**	2000	1999	1998	1997
Consolidated Statement of Income Data					
Operating revenues	**$ 817.4**	$ 533.8	$ 363.7	$ 813.2	$ 815.1
Operating expenses, excluding D & A	**375.7**	303.9	262.0	344.5	321.0
Depreciation and amortization (D & A)	**124.4**	98.7	98.2	83.5	104.8
Operating income	**317.3**	131.2	3.5	385.2	389.3
Other income (expense), net	**(25.4)**	(6.0)	1.7	(2.7)	(13.5)
Income before income taxes, minority interest and extraordinary item	**291.9**	125.2	5.2	382.5	375.8
Provision for income taxes	**84.6**	39.8	3.5	123.8	137.8
Minority interest	**–**	–	1.4	4.8	3.1
Income before extraordinary item	**207.3**	85.4	.3	253.9	234.9
Extraordinary item – extinguishment of debt	**–**	–	–	–	(1.0)
Net income	**$ 207.3**	$ 85.4	$ .3	$ 253.9	$ 233.9
Basic earnings per share:					
Income before extraordinary item	**$ 1.51**	$ .62	$ –	$ 1.82	$ 1.67
Extraordinary item	**–**	–	–	–	(.01)
Net income per share	**$ 1.51**	$ .62	$ –	$ 1.82	$ 1.66
Diluted earnings per share:					
Income before extraordinary item	**$ 1.50**	$ .61	$ –	$ 1.81	$ 1.64
Extraordinary item	**–**	–	–	–	(.01)
Net income per share	**$ 1.50**	$ .61	$ –	$ 1.81	$ 1.64
Weighted average common shares outstanding:					
Basic	**136.9**	137.6	136.5	139.6	141.0
Diluted	**137.9**	139.3	137.7	140.6	142.9
Cash dividends per common share	**$ .10**	$ .10	$ .10	$ .10	$ .05
Consolidated Balance Sheet Data					
Working capital	**$ 312.0**	$ 171.6	$ 138.4	$ 316.9	$ 316.2
Total assets	**2,323.8**	2,108.0	1,983.7	1,992.8	1,772.0
Long-term debt, net of current portion	**462.4**	422.2	371.2	375.5	400.8
Stockholders' equity	**1,440.2**	1,328.9	1,234.6	1,245.0	1,076.7

BOARD OF DIRECTORS

Carl F. Thorne
Chairman and Chief Executive Officer

David M. Carmichael (2)
Private Investor

Craig I. Fields, Ph.D.
Defense Science Board

Gerald W. Haddock (1)
Private Investor

Thomas L. Kelly II (1)(2)
General Partner, CHB Capital Partners

Morton H. Meyerson (2)
Chairman and Chief Executive Officer, 2M Companies, Inc.

Paul E. Rowsey, III (1)
President, Eiger, Inc.

Richard A. Wilson
Executive Vice President

1. Audit Committee
2. Nominating and Compensation Committee

EXECUTIVE OFFICERS

Carl F. Thorne
Chairman and Chief Executive Officer

Richard A. Wilson
Executive Vice President

William S. Chadwick, Jr.
Senior Vice President
Member – Office of the President and Chief Operating Officer

C. Christopher Gaut
Senior Vice President
Member – Office of the President and Chief Operating Officer

Phillip J. Saile
Senior Vice President
Member – Office of the President and Chief Operating Officer

Marshall Ballard
Vice President – Marketing

Eugene R. Facey
Vice President – Engineering

H.E. ("Bud") Malone
Vice President – Finance

Cary A. Moomjian, Jr.
Vice President, General Counsel and Secretary

David A. Armour
Controller

Richard A. LeBlanc
Treasurer and Director of Investor Relations

QUARTERLY STOCK PRICE

2000	High	Low
First	$36.88	$20.25
Second	$38.69	$27.56
Third	$43.13	$30.88
Fourth	$41.13	$22.00
2001		
First	$44.49	$30.19
Second	$40.44	$22.88
Third	$23.68	$12.81
Fourth	$26.23	$13.91

STOCK EXCHANGE

The Company's Common Stock ("ESV") is traded on the New York Stock Exchange. At December 31, 2001, there were approximately 1,600 stockholders of record of the Company's Common Stock.

STOCK DIVIDENDS

The Company paid four quarterly cash dividends of $.025 per share during 2001.

INDEPENDENT ACCOUNTANTS

Arthur Andersen LLP
Dallas, Texas

TRANSFER AGENT

American Stock Transfer and Trust Company
40 Wall Street
New York, New York 10005-2392
(718) 921-8200
(800) 937-5449

EXECUTIVE OFFICES

2700 Fountain Place, 1445 Ross Avenue,
Dallas, Texas 75202-2792
(214) 922-1500

NOTICE OF ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00 a.m., May 14, 2002, at the Fairmont Hotel, 1717 North Akard Street, Dallas, Texas 75201-2344

FORM 10-K & ADDITIONAL INFORMATION

Copies of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be provided without charge, and copies of exhibits thereto will be provided upon written request to: Investor Relations Department, ENSCO International Incorporated, 2700 Fountain Place, 1445 Ross Avenue, Dallas, Texas 75202-2792.

Communications concerning transfer requirements, lost certificates and changes of address should be directed to the Transfer Agent.

Analysts requesting additional information should contact Investor Relations Department, (214) 922-1500.

Please visit ENSCO's Web Site:
www.enscous.com

ENSCO INTERNATIONAL INCORPORATED
2700 Fountain Place 1445 Ross Avenue Dallas, Texas 75202-2792